Management's Discussion and Analysis

For the year ended December 31, 2019

The following management discussion and analysis ("MD&A") of the consolidated operations and financial position of Osisko Gold Royalties Ltd ("Osisko" or the "Company") and its subsidiaries for the year ended December 31, 2019 should be read in conjunction with the Company's audited consolidated financial statements and related notes for the year ended December 31, 2019. The audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Management is responsible for the preparation of the consolidated financial statements and other financial information relating to the Company included in this report. The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting. In furtherance of the foregoing, the Board of Directors has appointed an Audit Committee composed of independent directors. The Audit Committee meets with management and the auditors in order to discuss results of operations and the financial condition of the Company prior to making recommendations and submitting the consolidated financial statements to the Board of Directors for its consideration and approval for issuance to shareholders. The information included in this MD&A is as of February 19, 2020, the date when the Board of Directors has approved the Company's audited consolidated financial statements for the year ended December 31, 2019 following the recommendation of the Audit Committee. All monetary amounts included in this report are expressed in Canadian dollars, the Company's reporting and functional currency, unless otherwise noted. Assets and liabilities of the subsidiaries that have a functional currency other than the Canadian dollar are translated into Canadian dollars at the exchange rate in effect on the consolidated balance sheet date and revenues and expenses are translated at the average exchange rate over the reporting period. This MD&A contains forward-looking statements and should be read in conjunction with the risk factors described in the "Forward-Looking Statements" section.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Description of the Business

Osisko Gold Royalties Ltd is incorporated under the Business Corporations Act (Québec) and is focused on acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. The Company owns a portfolio of royalties, streams, offtakes, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects, mainly in Canada. The Company owns a North American focused portfolio of over 135 royalty, stream and offtake interests, including its cornerstone asset, a 5% net smelter return ("NSR") royalty on the Canadian Malartic mine, located in Canada. Furthermore, the Company invests in equities of exploration and development companies. The Company has recently completed the acquisition of Barkerville Gold Mines Ltd. ("Barkerville"), which owns the Cariboo Gold project in British Columbia, Canada.

Business Model and Strategy

Osisko is a growth-oriented and Canadian-focused precious metal royalty and streaming company that is focused on maximizing returns for its shareholders by growing its asset base, both organically and through accretive acquisitions of precious metal and other high-quality royalties, streams and similar interests, and by returning capital to its shareholders through a quarterly dividend payment and share repurchases. Osisko has a unique growth strategy that consists not only of acquiring and structuring both producing and late-stage development royalty and stream products, but also of investing in longer term assets where the Company feels it is uniquely positioned to create value and realize returns through the development of these assets. The Company has a successful track-record of strong technical capabilities, which it puts to work creating its own pipeline of organic growth opportunities that provide exposure to the upside of commodity prices and to the optionality of mineral reserve and resource growth.

Osisko's main focus is on high quality, long-life precious metals assets located in favourable jurisdictions and operated by established mining companies, as these assets provide the best risk/return profile. The Company also evaluates and invests in opportunities in other commodities and jurisdictions. Given that a core aspect of the Company's business is the ability to compete for investment opportunities, Osisko plans to maintain a strong balance sheet and ability to deploy capital.

Highlights - 2019

  Gold equivalent ounces ("GEOs1") earned of 78,006 (compared to 80,553 in 2018);
  Record cash flows provided by operating activities of $91.6 million (compared to $82.2 million in 2018);
  Record revenues from royalties and streams of $140.1 million (compared to $127.6 million in 2018);
  Net loss of $234.2 million, $1.55 per basic share (compared to $105.6 million, $0.67 per basic share in 2018), reflecting impairment of royalty, stream and offtake interests of $193.6 million, impairment of exploration and evaluation assets of $50.0 million, impairment of net investment in an associate of $12.5 million and other impairments of $4.7 million, for total impairment charges of $260.8 million ($216.5 million, net of income taxes);
  Adjusted earnings2 of $41.9 million, $0.28 per basic share (compared to $31.4 million, $0.20 per basic share in  2018);
  Closed the acquisition of Barkerville, owner of the Cariboo gold project, and created the North Spirit Discovery Group;
  Completed the share repurchase with Betelgeuse LLC ("Orion") (12,385,717 common shares acquired for $174.6 million and subsequently cancelled), reducing Orion's ownership of Osisko's issued and outstanding common shares to 5.6% at December 31, 2019;
  Closed the senior secured silver stream facility with reference to up to 100% of the future silver produced from the Horne 5 property owned by Falco Resources Ltd.("Falco");
  Enhanced its silver stream on the Mantos Blancos mine by investing US$25.0 million and reducing the ongoing transfer price payments per ounce from 25% to 8% of the spot silver price, cancelling the buy-down option and increasing the tail stream from 30% to 40% of payable silver after 19.3 million ounces of refined silver have been delivered;
  Sold the Brucejack gold offtake to Pretium Exploration Inc. ("Pretium") for US$41.3 million;
  Completed a credit bid transaction for Stornoway Diamond Corporation ("Stornoway") alongside other secured creditors, allowing Osisko to maintain its 9.6% diamond stream on the Renard mine;
  Increased its credit facility from $350.0 million to $400.0 million and extended the maturity date by one year to November 14, 2023;
  The Eagle gold mine operated by Victoria Gold Corp. and on which Osisko holds a 5% net smelter return ("NSR") royalty announced its first gold pour in September;
  Acquired for cancellation through its normal course issuer bid 983,900 of its common shares for $11.8 million (average acquisition cost of $12.02 per share); and
  Declared quarterly dividends totaling $0.20 per common share for 2019.
_______________________________

1 GEOs are calculated on a quarterly basis and include royalties, streams and offtakes. Silver earned from royalty and stream agreements was converted to gold equivalent ounces by multiplying the silver ounces by the average silver price for the period and dividing by the average gold price for the period. Diamonds, other metals and cash royalties were converted into gold equivalent ounces by dividing the associated revenue by the average gold price for the period. Offtake agreements were converted using the financial settlement equivalent divided by the average gold price for the period. Refer to the Portfolio of Royalty, Stream and Other Interests section for average metal prices used.
2 “Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management’s Discussion and Analysis.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Highlights - Subsequent to December 31, 2019

  Declared a quarterly dividend of $0.05 per common share payable on April 15, 2020 to shareholders of record as of the close of business on March 31, 2020.

Acquisition of Barkerville and Creation of North Spirit Discovery Group

On November 21, 2019, the Company acquired all of the outstanding common shares of Barkerville that it did not already own at the date of the transaction through a court approved plan of arrangement (the "Arrangement"). Barkerville is a Canadian exploration and development company focused on the development of its extensive land package located in the historical Cariboo Mining District of central British Columbia, Canada.

For each common share of Barkerville, shareholders received 0.0357 common share of Osisko. All of Barkerville's outstanding common share options have been exchanged for common share options ("Barkerville replacement share options") of Osisko using the same share exchange ratio as for the common shares.

A total of 13,560,832 Osisko common shares were issued and valued at $160.6 million, based on the closing price of the Company's common shares on the transaction date. A total of 1,005,478 Barkerville replacement share options were issued and valued at $1.9 million, based on the Black-Sholes option pricing model. The fair value of the 10,000,000 Barkerville common share warrants already held by the Company and cancelled was estimated at $0.6 million, using the Black-Sholes option pricing model. Transaction costs amounted to $1.5 million and cash and cash equivalents acquired amounted to $8.3 million.

Prior to the acquisition date, Osisko held an initial investment of 183,625,585 common shares in Barkerville, which was considered as an investment in an associate, having a net book value of $101.4 million. On November 21, 2019, the date of acquisition of Barkerville, the fair value of the initial investment was $77.1 million and has been included as part of consideration for the transaction, resulting in a loss of $24.3 million recorded in the consolidated statements of loss under other gains (losses), net. Osisko also held a 4% NSR royalty on the Cariboo project prior to the acquisition of Barkerville having a net book value of $56.1 million, which was transferred from royalty, stream and other interests to mining interests and plant and equipment on the consolidated balance sheets.

In accordance with the early adoption of the amendments to IFRS 3, Business Combinations, the transaction has been recorded as an acquisition of assets as the acquired assets and assumed liabilities did not constitute a business.

The total purchase price of $241.7 million was allocated to the assets acquired and the liabilities assumed based on the fair value of the total consideration at the closing date of the transaction. All financial assets acquired and financial liabilities assumed were recorded at fair value.

The purchase price was calculated as follows:

Consideration paid	$000

Issuance of 13,560,832 common shares	160,564
Fair value of 183,625,585 Barkerville common shares already held	77,123
Fair value of 1,005,478 Barkerville replacement share options issued	1,912
Fair value of 10,000,000 warrants of Barkerville held by Osisko and cancelled	589
Osisko's transaction costs	1,513
241,700

Net assets acquired	$000

Cash and cash equivalents	8,312
Other current assets	4,565
Reclamation deposits	5,361
Plant and equipment	13,968
Mineral properties	247,054
Accounts payable and accrued liabilities	(16,320)
Provision and other liabilities	(21,239)
241,700

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

The acquisition of Barkerville is expected to bring the main following benefits to Osisko shareholders:

  Greater exposure to a unique, high quality, advanced development project in Canada with world-class potential;
  Allows Osisko, through the creation of the North Spririt Discovery Group, to advance the development strategy and provides greater certainty with respect to the timeline to production for the Cariboo project;
  Ability to achieve stronger shareholder returns, as compared to Osisko's equity position in a Barkerville stand-alone development scenario;
  Meaningfully accretive on a net asset value basis for Osisko;
  Further enhances Osisko's peer leading growth profile; and
  Substantially increases net asset value contribution from Canada.

Concurrent to the Arrangement, Osisko announced the creation of North Spirit Discovery Group, its new project development platform. North Spirit Discovery Group is the next step in the evolution of Osisko's accelerator business that Osisko pioneered over the last five years, with the goal of privatizing and surfacing value in resource development projects. Through this platform, Osisko will leverage its industry-leading technical team with a proven track record of creating value through resource discovery, project development and mine operation. Osisko's ownership of North Spirit Discovery Group will eventually be reduced as external funds are expected to be raised. It aims to become a leading resource development and finance company with the assistance of joint venture partners and/or private equity capital.

Over the next two years, Osisko will carry on site activities on the Cariboo gold property, invest in exploration activities (approximately $12.0 million planned in 2020), reclaim certain historical sites, install preproduction water treatment facilities and advance technical studies towards a feasibility study.

Credit Bid Transaction - Renard Diamond Mine

On September 9, 2019, Osisko announced that it had entered into a letter of intent ("LOI") with Stornoway and certain of its subsidiaries  alongside other secured creditors under the bridge financing agreement entered into with Stornoway on June 10, 2019, including Diaquem Inc., a wholly-owned subsidiary of Ressources Québec Inc. (collectively the "Secured Creditors").

Under the terms of the LOI, Osisko and the Secured Creditors have confirmed their intention to form an entity which will acquire by way of a credit bid transaction all or substantially all of the assets and properties of Stornoway, and assume the debts and liabilities owing to the Secured Creditors as well as the ongoing obligations relating to the operation of the Renard mine, subject to certain limited exceptions ("Credit Bid Transaction").

Pursuant to the Credit Bid Transaction, Osisko will maintain its 9.6% diamond stream on the Renard mine and will continue to receive stream deliveries, and has agreed to continue to reinvest its proceeds from the stream for a period of one year from the date of closing of the Credit Bid Transaction. As of December 31, 2019, an amount of $6.3 million was advanced from the proceeds of the stream deliveries and is included in short-term investments.

In connection with the Credit Bid Transaction, Stornoway had applied on September 9, 2019 to the Superior Court of Québec (Commercial Division) for protection under the Companies' Creditors Arrangement Act in order to restructure its business and financial affairs.

Concurrently with entering into the LOI, Osisko and certain of the Secured Creditors have entered into a definitive and binding working capital facility agreement with Stornoway providing for a working capital facility in an initial amount of $20.0 million, which facility is secured by a priority charge over the assets of Stornoway. Osisko's attributable portion of the working capital facility will be approximately $7.0 million, of which $2.5 million was advanced as of December 31, 2019. The working capital facility provides the financing and liquidity required to ensure that the Renard mine continues to operate in an uninterrupted manner.

The Credit Bid Transaction was closed on November 1, 2019 and Osisko became a 35.1% shareholder of the company now holding the Renard diamond mine, which is considered as an associate from that date.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Orion Transaction

On June 25, 2019, Osisko announced that Betelgeuse LLC, a jointly owned subsidiary of certain investment funds managed by Orion Resource Partners, had entered into an agreement with a syndicate of underwriters pursuant to which the underwriters have agreed to purchase, on a bought deal basis, an aggregate of 7,850,000 common shares of the Company held by Orion (the "Secondary Offering") at an offering price of $14.10 per common share (the "Secondary Offering Price"). Osisko did not receive any of the proceeds of the Secondary Offering. Orion had granted the underwriters an over-allotment option (the "Over-Allotment Option"), exercisable at any time up to 30 days from and including the date of closing of the Secondary Offering, to purchase up to 1,177,500 additional common shares, at the Secondary Offering Price. The Secondary Offering was closed on July 11, 2019 and the Over-Allotment Option was exercised in full by the underwriters on July 18, 2019.

In a concurrent transaction, Osisko has agreed to purchase for cancellation 12,385,717 of its common shares from Orion (the "Share Repurchase"), for an aggregate purchase price paid by Osisko to Orion of $174.6 million. The purchase price per common share to be paid by Osisko under the Share Repurchase was determined to be the Secondary Offering Price. Payment from Osisko to Orion consisted of a combination of cash ($129.5 million) and the direct transfer of investments in associates and other investments held by Osisko ($45.1 million). In a concurrent transaction, Osisko has also agreed to sell to separate entities managed by Orion Resource Partners certain other equity securities held by Osisko for cash. The Share Repurchase resulted in an 8% reduction in basic common shares outstanding.

The main benefits of the Share Repurchase transaction are:

  An 8% reduction in the number of Osisko's issued and outstanding common shares at an attractive price, resulting in an immediate positive impact on Osisko's earnings per share and cash flow per share;
  Monetization of certain less liquid equity positions held by Osisko;
  Overall reduction in the weight of Osisko's equity portfolio in relation to the overall size of the business; and
  Reduction in expected annual dividend payments by $2.5 million.

On June 28, 2019, Osisko and Orion completed the first tranche of the Share Repurchase. A total of 7,319,499 common shares of Osisko were acquired from Orion and subsequently cancelled. A portion of the purchase price of $103.2 million for the first tranche of the Share Repurchase was paid in cash (from the sale of all of the common shares held by Osisko in Dalradian Resources Inc. ("Dalradian") to another entity managed by Orion Resource Partners) and a portion was paid in the form of the transfer from Osisko to Orion of investments in associates and other investments.

The second tranche of the Share Repurchase closed on July 15, 2019 for the acquisition and cancellation of 5,066,218 common shares of Osisko. The purchase price of $71.4 million was paid in cash (from the sale of all of the common shares held by Osisko in Victoria Gold Corp. ("Victoria") to another entity managed by Orion Resource Partners). Upon closing of the transactions, Orion's ownership of Osisko's issued and outstanding common shares was reduced to 6.2%.The transaction costs related to the Share Repurchase and Secondary Offering were reimbursed by Orion.

Company	Settlement	First Tranche Value	Second Tranche Value

Dalradian Resources Inc. (other investment)	Cash	$58.1 million	-
Victoria Gold Corp. (associate)	Cash	-	$71.4 million
Aquila Resources Inc. (associate)	Transfer	$9.7 million	-
Highland Copper Company Inc. (associate)	Transfer	$3.0 million	-
Other investments	Transfer	$32.4 million	-

		$103.2 million	$71.4 million

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Portfolio of Royalty, Stream and Other Interests

The following table details the GEOs earned from Osisko's producing royalty, stream and other interests:

	Three months ended December 31,		Years ended December 31,
	2019	2018	2019	2018

Gold

Canadian Malartic royalty	8,382	8,835	33,048	34,853
Éléonore royalty	2,115	2,103	7,699	7,540
Seabee royalty(1)	712	789	3,130	3,299
Island Gold royalty	509	301	1,947	1,406
Pan royalty	369	178	1,537	780
Brucejack offtake(2)	-	521	1,216	1,783
Matilda stream/offtake(3)	391	353	1,069	1,102
Lamaque royalty(4)	229	91	1,053	308
Eagle Gold royalty(5)	646	-	646	-
Vezza royalty(6)	24	337	623	1,357
Bald Mountain royalty	140	467	466	1,771
Others	54	309	316	1,649
	13,571	14,284	52,750	55,848

Silver

Mantos Blancos stream	1,970	1,125	6,329	5,962
Sasa stream	1,031	1,201	4,023	4,707
Gibraltar stream	551	527	1,969	1,769
Canadian Malartic royalty	130	129	465	533
Others	157	32	457	287
	3,839	3,014	13,243	13,258

Diamonds

Renard stream	2,574	1,902	9,725	8,425
Others	53	104	224	326
	2,627	2,006	9,949	8,751
Other metals

Kwale royalty	436	701	2,031	2,678
Others	6	-	33	18
	442	701	2,064	2,696

Total GEOs	20,479	20,005	78,006	80,553

(1) The Seabee royalty was paid in cash up to the first quarter of 2018.

(2) The Brucejack offtake was sold on September 15, 2019.

(3) The Matilda offtake was converted in a stream effective April 1, 2018.

(4) The Lamaque royalty was reduced from 1.7% to 0.85% in July 2019 following the buy-back of 50% of the royalty by the operator.

(5) The Company received its first royalty from the Eagle Gold mine in October 2019.

(6) The Vezza mine has ceased its operations in 2019.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

GEOs by Product

The following table details the gold and silver ounces and the diamond carats attributable to Osisko for its main producing royalty, stream and other interests:

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018

Royalties and streams - Gold (in ounces)

Canadian Malartic royalty	8,382	8,835	33,048	34,853
Éléonore royalty	2,115	2,103	7,699	7,540
Seabee royalty(1)	712	789	3,130	3,299
Island Gold royalty	509	301	1,947	1,406
Pan royalty	369	178	1,537	780
Matilda stream/offtake(2)	391	353	1,069	1,102
Lamaque royalty(3)	229	91	1,053	308
Eagle Gold royalty(4)	646	-	646	-

Royalties and streams - Silver
(in ounces)

Mantos Blancos stream	168,475	94,839	544,343	480,339
Sasa stream	88,190	101,287	345,678	380,671
Gibraltar stream	47,142	44,448	169,122	143,399
Canadian Malartic royalty	11,123	10,894	40,795	43,082

Streams - Diamonds (in carats)

Renard stream	53,238	29,975	179,571	115,516

(1) The Seabee royalty was paid in cash up to the first quarter of 2018.

(2) The Matilda offtake was converted in a stream effective April 1, 2018.

(3) The Lamaque royalty was reduced by from 1.7% to 0.85% in July 2019 following the buy-back of 50% of the royalty by the operator.

(4) The Company received its first royalty from the Eagle Gold mine in October 2019.

Average Metal Prices and Exchange Rate

	Three months ended December 31,		Year ended December 31,
	2019	2018	2019	2018

Gold(1)	$1,481	$1,226	$1,393	$1,268
Silver(2)	$17.32	$14.54	$16.21	$15.70

Exchange rate (US$/Can$)(3)	1.3200	1.3204	1.3269	1.2957

(1) The London Bullion Market Association's pm price in U.S. dollars.

(2) The London Bullion Market Association's price in U.S. dollars.

(3) Bank of Canada daily rate.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Royalty, Stream and Other Interests Portfolio Overview

Osisko owns a portfolio of 136 royalties, streams and offtakes assets, as well as 38 royalty options. The portfolio consists of 123 royalties, 9 streams and 4 offtakes. Currently, the Company has 16 producing assets.

Portfolio by asset stage

Asset stage	Royalties	Streams	Offtakes	Total number of assets

Producing	10	5	1	16
Development (construction)	6	4	2	12
Exploration and evaluation	107	-	1	108
	123	9	4	136

Producing assets

Asset	Operator	Interest	Commodity	Jurisdiction

North America
Canadian Malartic	Agnico Eagle Mines Limited Yamana Gold Inc.	5% NSR royalty	Au	Canada
Éléonore	Newmont Corporation	2.0-3.5% NSR royalty	Au	Canada
Eagle (1)	Victoria Gold Corp.	5% NSR royalty	Au	Canada
Renard(2)	Stornoway Diamond Corporation	9.6% stream	Diamonds	Canada
Gibraltar	Taseko Mines Limited	75% stream	Ag	Canada
Seabee	SSR Mining Inc.	3% NSR royalty	Au	Canada
Island Gold	Alamos Gold Inc.	1.38-2.55% NSR royalty	Au	Canada
Bald Mtn. Alligator Ridge / Duke & Trapper	Kinross Gold Corporation	1% / 4% NSR royalty	Au	USA
Pan	Fiore Gold Ltd.	4% NSR royalty	Au	USA
Parral	GoGold Resources Inc.	100% offtake	Au, Ag	Mexico
Lamaque South	Eldorado Gold Corporation	0.85% NSR royalty(3)	Au	Canada

Outside of North America
Mantos Blancos	Mantos Copper S.A.	100% stream	Ag	Chile
Sasa	Central Asia Metals plc	100% stream	Ag	Macedonia
Kwale	Base Resources Limited	1.5% GRR(4)	Rutile, Ilmenite, Zircon	Kenya
Brauna	Lipari Mineração Ltda	1% GRR(4)	Diamonds	Brazil
Matilda	Blackham Resources Limited	1.65% stream	Au	Australia

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Key development / exploration and evaluation assets

Asset	Operator	Interest	Commodities	Jurisdiction

Amulsar	Lydian International Ltd.	4.22% Au / 62.5% Ag stream	Au, Ag	Armenia
Amulsar	Lydian International Ltd.	81.9% offtake	Au	Armenia
Back Forty	Aquila Resources Inc.	18.5% Au / 75% Ag streams	Au, Ag	USA
Horne 5	Falco Resources Ltd.	90%-100% stream	Ag	Canada
Malartic - Odyssey South	Agnico Eagle Mines Limited Yamana Gold Inc.	5% NSR royalty	Au	Canada
Malartic - Odyssey North	Agnico Eagle Mines Limited Yamana Gold Inc.	3% NSR royalty	Au	Canada
Malartic - East Gouldie	Agnico Eagle Mines Limited Yamana Gold Inc.	5% NSR royalty	Au	Canada
Windfall Lake	Osisko Mining Inc.	2.0%-3.0% NSR royalty	Au	Canada
Hermosa	South 32 Limited	1% NSR royalty	Zn, Pb, Ag	USA
Spring Valley	Waterton Global Resource Management	0.5% NSR royalty	Au	USA
Upper Beaver	Agnico Eagle Mines Limited	2% NSR royalty	Au, Cu	Canada
Copperwood	Highland Copper Company Inc.	3% NSR royalty(5)	Ag, Cu	USA
Marban	O3 Mining Inc.	0.425% NSR royalty	Au	Canada
Ollachea	Kuri Kullu / Minera IRL	1% NSR royalty	Au	Peru
Casino	Western Copper & Gold Corporation	2.75% NSR royalty	Au, Ag, Cu	Canada
Altar	Sibanye-Stillwater	1% NSR royalty	Cu, Au	Argentina

(1) The Eagle gold mine poured its first gold bar in September 2019.

(2) Osisko became a 35.1% shareholder of the Renard diamond mine on November 1, 2019 (refer to section Credit Bid Transaction - Renard Diamond Mine).

(3) Eldorado Gold Corporation had an option to buy back 50% of the Lamaque South NSR royalty for $1.7 million within one year of the commencement of commercial production, which was exercised and paid in July 2019, resulting in a remaining NSR royalty of 0.85% to Osisko.

(4) Gross revenue royalty ("GRR").

(5) 3.0% NSR royalty on the Copperwood project. Upon closing of the acquisition of the White Pine project, Highland Copper Company will grant Osisko a 1.5% NSR royalty on all metals produced from the White Pine project, and Osisko's royalty on Copperwood will be reduced to 1.5%.

(6) The 4% NSR royalty held by Osisko on the Cariboo gold project is not presented as Osisko is now the owner of the project following the acquisition of Barkerville on November 21, 2019.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Producing Assets

Geographical Distribution of Assets

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Canadian Malartic Royalty (Agnico Eagle Mines Limited and Yamana Gold Inc.)

The Company's cornerstone asset is a 5% NSR royalty on the Canadian Malartic property which is located in Malartic, Québec, and operated by the Canadian Malartic General Partnership (the  "Partnership") formed by Agnico Eagle Mines Limited ("Agnico Eagle") and Yamana Gold Inc. ("Yamana") (together the "Partners"). Canadian Malartic is Canada's largest and the world's 14th largest producing gold mine.

Osisko also holds a 3% NSR royalty on the Odyssey North zone and a 5% NSR royalty on the Odyssey South and East Gouldie zones, which are located adjacent to the Canadian Malartic mine on Osisko's royalty ground.

Update on operations

On February 13, 2020, Agnico provided a forecast for Canadian Malartic of 660,000 ounces of gold in 2020 (including 15,500 gold ounces related to the Barnat pit), 690,000-710,000 in 2021 and 650,000-670,000 in 2022.

Agnico reported gold production of 163,810 ounces at Canadian Malartic for the fourth quarter of 2019, for a total of 669,192 ounces in 2019, higher than the guidance of 660,000 ounces.

Agnico announced that in the fourth quarter of 2019, pre-commercial production began at the Barnat extension project as the new Highway 117 deviation opened for traffic in early October. Mining activities at the Barnat pit are expected to continue to ramp up during 2020. Approximately 15,500 ounces of pre-commercial gold production are expected from the Barnat pit during the first nine months of 2020.

Agnico also reported a first inferred mineral resource of 2.8 million ounces of gold at the East Gouldie zone (25.6 million tonnes grading 3.34 g/t gold) at December 31, 2019. At East Malartic, inferred mineral resources of 2.4 million ounces of gold were added with the inclusion of deeper portions of the deposit between 1,000 metres to 1,800 metres depth, increasing total inferred mineral resources at East Malartic to 5.2 million ounces of gold (78.8 million tonnes grading 2.05 g/t gold). At the Canadian Malartic mine, the Partnership is expected to spend $15.0 million for 90,000 metres of exploration and conversion drilling primarily focused on declaring new inferred mineral resources at the East Gouldie zone and infilling the current inferred mineral resources in the zone to convert them into indicated mineral resources by year-end 2020. In addition to the drilling at East Gouldie, the Partnership is planning to spend another $10.0 million on 22,000 metres of exploration drilling to test other regional targets at Canadian Malartic and on studies.

The substantial increases in mineral resources, particularly at the East Gouldie and East Malartic zones, have the potential to eventually replace mineral reserves currently being mined at the adjacent Canadian Malartic pit. The Partnership continues to evaluate the Odyssey project with consideration being given to potential new development synergies between the various zones at East Gouldie, Odyssey, East Malartic and Canadian Malartic. Subject to a positive development decision, initial production could potentially start in 2023. The Partnership is evaluating scenarios to optimize the project.

For more information, refer to Agnico's press release dated February 13, 2020 entitled "Agnico Eagle Reports Fourth Quarter And Full Year 2019 Results - Record Annual And Quarterly Gold Production; Production Guidance Outlines 18% Growth Through 2022 With Declining Unit Costs In 2021 And 2022; Pipeline Projects Continue To Advance; Quarterly Dividend Increased" and filed on www.sedar.com.

Éléonore Royalty (Newmont Corporation)

Osisko owns a sliding scale 2.0% to 3.5% NSR royalty on the Éléonore gold property located in the Province of Québec and operated by Newmont Corporation ("Newmont"), following the combination of Newmont Mining Corporation and Goldcorp Inc. ("Goldcorp") completed in April 2019. Osisko currently receives an NSR royalty of 2.2% on production at Éléonore.

Update on operations

On December 2, 2019, Newmont provided 2020 guidance on the Éléonore mine of 355,000 ounces of gold.

On February 13, 2020, Newmont updated its mineral reserve and resource estimates for the Éléonore mine as at December 31, 2019. Proven and probable gold mineral reserves and resources were reduced by approximately 50% compared to the last update (June 30, 2018) from Goldcorp, after depletion. Proven and probable gold mineral reserves as of December 31, 2019 totaled 1.3 million ounces (7.4 million tonnes grading 5.31 g/t Au). Measured and indicated gold mineral resources as of December 31, 2019 were estimated at 0.4 million ounces (2.8 million tonnes grading 4.55 g/t Au). Inferred gold mineral resources as of December 31, 2019 were estimated at 0.6 million ounces (3.4 million tonnes grading 5.21 g/t Au).

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

In 2019, Osisko incurred impairment charges of $27.2 million ($20.0 million, net of income taxes) on its Éléonore NSR royalty (refer to section Impairment of Assets of this MD&A).

For additional information, please refer to Newmont's press release dated December 2, 2019 entitled "Newmont Provides 2020 and Longer-term Outlook" and Newmont press release dated February 13, 2029 entitled "Newmont Reports 2019 Gold Mineral Reserves of 100 Million Ounces, Largest in Company History ", filed on www.sedar.com.

Renard Stream (Stornoway Diamond Corporation)

Osisko owns a 9.6% diamond stream on the Renard diamond mine operated by Stornoway and located approximately 350 kilometres north of Chibougamau in the James Bay region of north-central Québec. The Renard stream is secured by a first-ranking security interest over all assets and properties of Stornoway.

Under the stream agreement, upon the completion of a sale of diamonds, Osisko remits to Stornoway a cash transfer payment which equals to the lesser of 40% of achieved sales price and US$40 per carat. For the purpose of calculating stream remittances, Stornoway shall separately sell any diamonds smaller than the +7 DTC sieve size that are recovered in excess of the maximum agreed-upon proportion within a sale of run of mine ("ROM") diamonds (the excess small diamonds, or incidentals). In this manner, Stornoway shall restrict the proportion of small diamonds contained in a ROM sale such that the streamers and Stornoway will be fully aligned on upside price exposure with downside protection on price and product mix.

Credit Bid Transaction

The Credit Bid Transaction was closed on November 1, 2019 and Osisko became a 35.1% shareholder of the company now holding the Renard diamond mine, which is considered as an associate from that date. The transaction is described in the section Credit bid transaction - Renard diamond mine of this MD&A.

Update on operations

In 2019, Stornoway recovered 1.9 million carats from the processing of 2.55 million tonnes of ore, in line with the revised guidance. Total sales for 2019 were 1.9 million carats sold at an average price of US$75 per carat.

In 2019, Osisko incurred an impairment charge of $86.1 million ($63.2 million, net of income taxes) on its Renard diamond stream (refer to section Impairment of Assets).

Eagle Gold Royalty (Victoria Gold Corp.)

Osisko owns a 5% NSR royalty on the Dublin Gulch property, which hosts the Eagle Gold mine, owned and operated by Victoria. The Dublin Gulch gold property is situated in central Yukon Territory, Canada, approximately 375 kilometres north of the capital city of Whitehorse, and approximately 85 kilometres from the town of Mayo. The property is accessible by road year-round, and is linked to Yukon Energy's electrical grid. The property covers an area of approximately 555 km2 and is the site of the company's Eagle Gold deposit. The Eagle Gold mine poured its first gold on September 18, 2019. The Eagle and Olive deposits include proven and probable reserves of 3.3 million ounces of gold at July 1, 2019, from 155 million tonnes of ore with an average grade of 0.65 g/t Au, as outlined in a new Technical Report, prepared to a Feasibility Study level, and dated December 6, 2019.  At July 1, 2019, the Eagle pit is estimated to contain 4.4 million ounces of gold in the measured and indicated category (217 million tonnes averaging 0.63 g/t Au), inclusive of proven and probable reserves, and a further 0.4 million ounces in the inferred category (21 million tonnes averaging 0.52 g/t Au). The Olive pit is estimated to contain 0.3 million ounces of gold in the measured and indicated category (10 million tonnes averaging 1.07 g/t Au), inclusive of proven and probable reserves, and a further 0.2 million ounces in the inferred category (7 million tonnes averaging 0.89 g/t Au).

On October 8, 2019, Victoria made its first shipment of doré from the Eagle Gold mine to be delivered to the Royal Canadian Mint for refining and Osisko received its first delivery under the royalty agreement in October 2019.

Mantos Blancos Stream (Mantos Copper S.A.)

Osisko owns a 100% silver stream on the Mantos Blancos mine, which is owned and operated by Mantos Copper S.A. ("Mantos"), a private mining company focused on the extraction and sale of copper. The company owns and operates the Mantos Blancos mine and Mantoverde project, located in the Antofagasta and Atacama regions in northern Chile.

On September 3, 2019, Osisko announced a definitive agreement with Mantos to enhance its existing silver purchase agreement (the "Amended Stream Agreement") with respect to 100% of the silver produced from the Mantos Blancos copper mine by investing an additional US$25.0 million ($33.4 million). The stream amendment transaction is part of a comprehensive US$250.0 million financing package entered into by Mantos to expand the project's sulphide concentrator plant. Under the Amended Stream Agreement, Osisko will receive 100% of the payable silver from the Mantos Blancos copper mine until 19.3 million ounces have been delivered (1.3 million ounces have been delivered at December 31, 2019), after which the stream percentage will be 40% (30% prior to the amendment). The purchase price for the silver under the Mantos Blancos stream is 8% (25% prior to the amendment) of the monthly average silver market price for each ounce of refined silver sold and delivered and/or credited by Mantos to Osisko Bermuda Limited ("OBL"), a wholly-owned subsidiary of Osisko. Mantos had the option to reduce the amount of refined silver to be delivered and sold to OBL by 50% in September 2020, which was cancelled as part of the amendment.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Update on operations

As per Mantos, production of silver at the Mantos Blancos mine and concentrator plant for the fourth quarter of 2019 was higher than the third quarter at 248,893 ounces of payable silver versus 221,164 ounces in the third quarter, due to higher grades (8,37g/t compared to 8,13g/t), higher recovery (81.8% compared to 77.9%) and also more material milled.

Work on the Mantos Blancos Concentrator Debottlenecking Project ("MB-CDP") commenced during the third quarter of 2019, after the financing was finalized. The engineering, procurement and construction activities commenced with detailed engineering, submission of purchase orders for key equipment, and construction activities for the project execution. All main subcontracts have been awarded and work is currently advancing according to the plan. The MB-CDP project should increase processing capacity at the concentrator by approximately 70%. The key environmental permits are in place.

Brucejack Offtake (Pretium Resources Inc.)

Osisko, through OBL, owned a 50% gold offtake on the Brucejack gold mine. The Brucejack offtake agreement applied to the sales from the first 7,067,000 ounces (of which 3,533,500 ounces were attributable to OBL) of refined gold. OBL was required to pay for refined gold based on a market referenced gold price in U.S. dollars per ounce during a defined pricing period before and after the date of each sale. The offtake obligation applied to 100% (50% attributable to OBL) of refined gold produced at the Brucejack mine, subject to the following reduction election: on December 31, 2019, Pretium had the option to reduce the offtake obligation to either (i) 50% (25%  attributable to OBL) by paying US$13 per ounce multiplied by 0.50, on the remaining undelivered gold ounces, or (ii) 25% (12.5% attributable to OBL) by paying US$13 per ounce multiplied by 0.75, on the remaining undelivered gold ounces.

On September 15, 2019, OBL sold back its Brucejack offtake to the operator of the mine for US$41.3 million ($54.8 million) and generated a gain on the sale of US$5.8 million ($7.6 million).

Sasa Stream (Central Asia Metals plc)

Osisko, through OBL, owns a 100% silver stream on the Sasa mine, operated by Central Asia Metals plc ("Central Asia") and located in Macedonia. The Sasa mine is one of the largest zinc, lead and silver mines in Europe, producing approximately 30,000 tonnes of lead, 22,000 tonnes of zinc and 400,000 ounces of silver in concentrates per annum. OBL's entitlement under the Sasa stream applies to 100% of the payable silver production in exchange for US$5 per ounce (plus refining costs) of refined silver increased annually from 2017, based on inflation.

Update on operations

On January 9, 2020, Central Asia reported sales of 346,258 ounces of payable silver in 2019, including 91,671 ounces in the fourth quarter of 2019.

For more information on the Sasa mine, refer to Central Asia's press release dated January 9, 2020, entitled "2019 Operations Update" available on their website at www.centralasiametals.com.

Seabee Royalty (SSR Mining Inc.)

Osisko holds a 3% NSR royalty on the Seabee gold operations operated by SSR Mining Inc. ("SSR Mining") and located in Saskatchewan, Canada.

Update on operations

On January 15, 2020, SSR Mining reported that the Seabee gold operations achieved its fourth consecutive annual production record of 112,137 ounces of gold, exceeding the top end of guidance, as a result of higher gold grade, improved recoveries and drawdown of in-process inventories.

In 2019, the operation milled 344,040 tonnes of ore, a 2% decrease compared to 2018. During the year, average gold mill feed grade was 9.56 g/t, 4% higher compared to the average gold grade milled in 2018. In the fourth quarter of 2019, the operation produced 22,069 ounces of gold, a 32% decrease from the third quarter primarily due to lower gold grades more than offsetting higher milling rates.  During the fourth quarter, 87,394 tonnes of ore were milled at an average gold grade of 7.89 g/t and recovery of 97.9%. This compares to 77,465 tonnes of ore milled at an average gold grade of 12.39 g/t and recovery of 98.8% in the third quarter of 2019.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

SSR Mining's guidance for gold production in 2020 is estimated between 110,000 to 120,000 ounces. Exploration expenditures at Seabee are estimated to total $12.0 million with a focus on expansion and definition of Santoy Gap Hanging Wall and surface drill programs at the Seabee and Fisher properties following up on targets identified in 2019.

For more information, refer to SSR Mining's press release dated January 15, 2020 entitled SSR Mining Reports Fourth Quarter 2019 and Full Year 2019 Production Results and 2020 Operating Guidance", filed on www.sedar.com.

Kwale Royalty (Base Resources Limited)

Osisko holds a 1.5% gross revenue royalty on the rutile, ilmenite and zircon produced from the Kwale mine (Central and South Dunes orebodies), operated by Base Resources Limited ("Base Resources") and located 10 kilometres inland from the Kenyan coast and 50 kilometres south of Mombasa.

Update on operations

On January 23, 2020, Base Resources reported highlights of its fourth quarter operations.  Kwale operations steadily increased production following a ramp up in mining operations last quarter after the successful transition of mining operations to the South Dune orebody. As expected, heavy mineral grades increased as mining advanced from the lower grade fringes towards the centre of the orebody.  Production in the fourth quarter reached 91,406 tonnes of ilmenite, 19,812 tonnes of rutile and 7,923 tonnes of zircon.

Base Resources reported increased production guidance for financial year ending June 30, 2020, now estimated to 335,000-355,000 tonnes of ilmenite, 75,000-81,000 tonnes of rutile and 29,000-32,000 tonnes of zircon.

For more information on the Kwale mine, refer to Base Resources' quarterly activities report dated January 23, 2020 available on their website at www.baseresources.com.au.

Gibraltar Stream (Taseko Mines Limited)

Osisko owns a 100% silver stream on Taseko Mines Limited's ("Taseko") attributable portion of the Gibraltar copper mine ("Gibraltar"), held by Gibraltar Mines Ltd. ("Gibco") and located in British Columbia, Canada. Under the stream agreement, Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production until the delivery to Osisko of 5.9 million ounces of silver and 35% of Gibco's share of silver production thereafter. Osisko will make ongoing payments under the stream of US$2.75 per ounce of silver delivered. Gibraltar is the second largest open pit copper mine in Canada and fourth largest in North America. As of December 31, 2019, a total of 0.5 million ounces of silver have been delivered under the stream agreement.

Island Gold Royalty (Alamos Gold Inc.)

Osisko owns NSR royalties ranging from 1.38% to 2.55% on the Island Gold mine, operated by Alamos Gold Inc. ("Alamos") and located in Ontario, Canada.

On December 11, 2019, Alamos provided its 2020 guidance for Island Gold of 130,000 to 145,000 ounces of gold compared to the updated 2019 guidance of 135,000 to 145,000 gold ounces.

Alamos reported that the Phase III expansion study of the operation beyond 1,200 tonnes per day is expected to be completed during the second quarter of 2020. This study will incorporate the 2019 year-end mineral reserve and resource update for Island Gold.

Alamos also reported that a total of $21 million has been budgeted in 2020 for surface and underground exploration at Island Gold, an increase from the 2019 budget of $19 million. The focus remains on continuing to define new near mine mineral resources. The 2020 budget includes 46,000 meters of surface directional drilling, 30,000 meters of underground exploration drilling, and 900 meters of underground exploration development to extend drill platforms on the 340, 620, 790, and 840 levels. A regional exploration program which includes 10,000 meters of drilling is also planned in 2020, focused on evaluating and advancing exploration targets outside the main Island Gold mine area on the 9,750-hectare Island Gold Property.

For more information, refer to Alamos' press release dated December 11, 2019 entitled "Alamos Gold Provides 2020 Production and Operating Guidance" and filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Amulsar Stream (Lydian International Ltd.)

Osisko, through OBL, owns a 4.22% gold stream and 62.5% silver stream on the Amulsar project, owned by Lydian International Ltd. ("Lydian") and located in southern Armenia. The Amulsar project is in the development and construction stage and Amulsar is expected to be Armenia's largest gold mine, with estimated mineral resources containing 3.5 million measured and indicated gold ounces and 1.3 million inferred gold ounces. The details of the mineral inventory can be found under Lydian International Ltd.'s profile on SEDAR at www.sedar.com. Gold production is targeted to average approximately 225,000 ounces annually over an initial 10-year mine life. OBL's entitlement under the Amulsar stream applies to 4.22% of refined gold production and 62.5% of refined silver until 89,034 ounces of refined gold and 434,093 ounces of refined silver are delivered to OBL. The stream agreement includes ongoing transfer payments by OBL to Lydian of US$400 per ounce of refined gold and US$4.00 per ounce of refined silver delivered under the stream subject to a 1% annual increase starting on the third anniversary of commercial production.  Lydian has the option to buy back a portion of the stream by one of the following options:

(i) the stream percentage may be reduced by 50% on the second anniversary of commercial production for US$55.0 million (US$34.4 million attributable to OBL); or

(ii) the stream percentage may be reduced by 50% on the third anniversary of commercial production for US$50.0 million (US$31.3 million attributable to OBL).

Update on corporate activities

In December 2019, Lydian announced that it had applied to the Ontario Superior Court of Justice for protection under the Companies' Creditors Arrangement Act ("CCAA") in order to restructure its business and financial affairs.  In January 2020, the court has extended the protection until March 2, 2020.

Since June 2018, illegal blockades have prevented access to the company's Amulsar project in Armenia. Despite its many public statements that there is no legal basis on which to prevent the company's development of the Amulsar project, the Government of Armenia has failed to remove the illegal blockades. As a result, the company's lenders were not prepared to further extend a previously announced forbearance agreement, which expired on December 20, 2019.

While under CCAA protection, Lydian intends to continue discussions with its lenders and others, including the Government of Armenia, to seek to maximize the outcome for all stakeholders including the hundreds of employees, contractors and suppliers affected by the ongoing illegal blockades. Lydian also intends to pursue: (a) an end to the illegal actions which have resulted in Lydian's inability to access the Amulsar project; (b) financing and/or sale options for the Amulsar project; and (c) finalizing financing discussions with respect to potential foreign investment arbitration proceedings against the Government of Armenia.

In 2019, Osisko incurred impairment charges of US$61.2 million ($79.8 million) on its Amulsar stream and offtake interests (refer to section Impairment of Assets of this MD&A).

For more information on the CCAA proceedings and the Amulsar project, refer to Lydian's press releases available on their website (www.lydianinternational.co.uk) and filed on www.sedar.com.

Back Forty Stream (Aquila Resources Inc.)

Osisko owns an 18.5% gold stream (to be reduced to 9.25% after the delivery of 105,000 gold ounces) and a 75% silver stream on the Back Forty project, owned by Aquila Resources Inc. ("Aquila"), and located along the mineral-rich Penokean Volcanic Belt in Michigan's Upper Peninsula, USA. Aquila has completed a preliminary economic assessment in 2014 that demonstrated strong economics and has published results of an open pit feasibility study on August 1, 2018. Aquila has been granted all final permits by the Michigan's Department of Environmental Quality and has received all State and Federal permissions required for the construction and commencement of operations at the Back Forty project. Gold production is targeted to reach a total of 468,000 ounces over the seven-year mine life, including 135,000 ounces in the first year. The stream agreement includes ongoing transfer payments to Aquila of 30% of the gold spot price (with a maximum of US$600 per ounce) and US$4 per ounce of silver.

For more information on the Back Forty project, refer to Aquila's web site (aquilaresources.com) and press releases filed on www.sedar.com.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Impairment of assets

Renard mine diamond stream (Stornoway Diamond Corporation)

In March 2019, the operator of the Renard diamond mine in Québec, Canada, announced a significant impairment charge of $83.2 million on its Renard diamond mine reflecting an outlook of lower than expected diamond pricing. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at March 31, 2019. The Company recorded an impairment charge of $38.9 million ($28.6 million, net of income taxes) on the Renard diamond stream.

On March 31, 2019, the Renard diamond stream was written down to its estimated recoverable amount of $122.4 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Renard diamond stream is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on expected long-term diamond prices per carat and a post-tax real discount rate of 4.7%.

In September 2019, the operator of the Renard diamond mine, Stornoway Diamond Corporation, announced that it had applied to the Superior Court of Québec (Commercial Division) for protection under the CCAA in order to restructure its business and financial affairs. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at September 30, 2019. The Company recorded an impairment charge of $47.2 million ($34.6 million, net of income taxes) on the Renard diamond stream.

On September 30, 2019, the Renard diamond stream was written down to its estimated recoverable amount of $70.2 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Renard diamond stream is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of diamonds from the Renard diamond stream over the estimated life of the Renard diamond mine, based on expected long-term diamond prices per carat and a post-tax real discount rate of 4.6%.

A sensitivity analysis was performed by management for the long-term diamond price and the post-tax real discount rate (in isolation). If the long-term diamond price per carat applied to the cash flow projections had been 10% lower than management's estimates, the Company would have recognized an additional impairment charge of $7.0 million ($5.1 million, net of income taxes). If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management's estimates, the Company would have recognized an additional impairment charge of $3.0 million ($2.2 million, net of income taxes).

Amulsar stream and offtake (Lydian International Limited)

In September 2019, Lydian International Limited announced a delay in the timing of the construction activities, expected first gold pour and ramp up to full production as a result of the 15-month blockade on construction as well as changes to the expected life of mine and annual production for the Amulsar project in Armenia. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at September 30, 2019. The Company recorded an impairment charge of US$9.9 million ($13.1 million) on the Amulsar stream and offtake.

On September 30, 2019, the Amulsar stream and offtake were written down to their estimated recoverable amount of US$73.7 million ($97.0 million), which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Amulsar stream and offtake is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of gold and silver from the Amulsar stream and offtake over the estimated life of the Amulsar mine, based on expected long-term gold and silver prices per ounce of US$1,350 and US$17.75, respectively, and a post-tax real discount rate of 6.1%.

In December 2019, Lydian International Limited announced that it had applied to the Ontario Superior Court for protection under the CCAA in order to restructure its business and financial affairs. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at December 31, 2019. The Company recorded an impairment charge of US$51.3 million ($66.7 million) on the Amulsar stream and offtake.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

On December 31, 2019, the Amulsar stream and offtake were written down to their estimated recoverable amount of US$22.3 million ($29.0 million), which was determined by the fair value less cost of disposal using discounted cash-flows approaches and estimated probabilities of different exit scenarios from CCAA. The fair value of the Amulsar stream and offtake is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of gold and silver from the potential amendment of the Amulsar stream over the estimated life of the Amulsar mine, based on expected long-term gold and silver prices per ounce of US$1,400 and US$17.50, respectively, a post-tax real discount rate of 10.1% and potential amendments of the Amulsar stream agreement resulting from probability weighted exit scenarios from the CCAA process.  .

A sensitivity analysis was performed by management for the long-term gold and silver prices and the post-tax real discount rate (in isolation). If the long-term gold and silver prices per ounce applied to the cash flow projections had been 10% lower than management's estimates, the Company would have recognized an additional impairment charge of US$2.0 million ($2.6 million). If the probabilities of the different scenarios had been 10% lower (negative) than management's estimates, the Company would have recognized an additional impairment charge of US$4.5 million ($5.8 million). If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management's estimates, the Company would have recognized an additional impairment charge of US$1.6 million ($2.1 million).

In addition, an impairment of US$3.6 million ($4.7 million) was taken on a note receivable and amounts receivable from Lydian.

Éléonore royalty (Newmont Corporation)

In February 2020, the operator of the Éléonore gold mine in Québec, Canada, announced that it has updated its mineral reserve and resource estimates for the Éléonore mine as at December 31, 2019. As a result of the update, proven and probable gold mineral reserves and resources decreased by approximately 50%. This was considered an indicator of impairment among other facts and circumstances and, accordingly, management performed an impairment assessment as at December 31, 2019. The Company recorded an impairment charge of $27.2 million ($20.0 million, net of income taxes) on the Éléonore NSR royalty for the year ended December 31, 2019.

On December 31, 2019, the Éléonore NSR royalty was written down to its estimated recoverable amount of $101.3 million, which was determined by the fair value less cost of disposal using a discounted cash-flows approach. The fair value of the Éléonore NSR royalty is classified as level 3 of the fair value hierarchy because the main valuation inputs used are significant unobservable inputs. The main valuation inputs used were the cash flows expected to be generated by the sale of gold received from the Éléonore NSR royalty based on the long-term annual gold production of 355,000 ounces over the estimated life of the Éléonore mine, the long-term gold price of US$1,400 per ounce and a post-tax real discount rate of 4.1%, adjusted for the decrease in reserves and resources.

A sensitivity analysis was performed by management for the long-term gold price and the post-tax real discount rate (in isolation). If the long-term gold price applied to the cash flow projections had been 10% lower than management's estimates, the Company would have recognized an additional impairment charge of $10.1 million. If the post-tax real discount rate applied to the cash flow projections had been 100 basis points higher than management's estimates, the Company would have recognized an additional impairment charge of $4.2 million.

Coulon zinc project (exploration and evaluation assets)

On December 31, 2019, the Company incurred an impairment charge of $50.0 million ($37.6 million, net of income taxes) on its Coulon zinc project in Canada for which the Company determined that further exploration and evaluation expenditures are no longer planned in the near term and that the carrying amount of the asset is unlikely to be recovered in full from a sale of the project at the current time. On December 31, 2019, the Coulon project was written down to its estimated recoverable amount of $10.0 million, which was determined by the fair value less cost of disposal using a market approach, based on a dollar value per thousand pounds of mineral reserve/resource of zinc equivalent for comparable sales transactions realized.

Net investment in Falco Resources Ltd.

On September 30, 2019, the Company determined that its net investment in Falco, an associate, was impaired. This determination was made considering, among other factors, the duration and extent to which the fair value of an investment is less than its carrying amount, the volatility of the share price and the business outlook for the investee, including factors such as the current and expected status of the investee's development projects. The net investment in Falco was written down to its estimated fair value and, therefore, an impairment charge of $12.5 million ($10.8 million, net of income taxes) was recorded under other gains (losses), net on the consolidated statements of loss for the year ended December 31, 2019.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Equity Investments

The Company's assets include a portfolio of shares, mainly of publicly traded exploration and development mining companies. Osisko invests, and intends to continue to invest, from time to time in companies where it holds a royalty, stream or similar interest and in various companies within the mining industry for investment purposes and with the objective of improving its ability to acquire future royalties, streams or similar interests. In addition to investment objectives, in some cases, the Company may decide to take a more active role, including providing management personnel, technical and/or administrative support, as well as nominating individuals to the investee's board of directors. These investments are reflected in investments in associates in the consolidated financial statements and include mainly Osisko Mining Inc. ("Osisko Mining"), Osisko Metals Inc. ("Osisko Metals") and Falco.

Osisko may, from time to time and without further notice except as required by law or regulations, increase or decrease its investments at its discretion.

During the year ended December 31, 2019, Osisko acquired investments for $59.9 million and disposed investments for $130.1 million, respectively.

Fair value of marketable securities

The following table presents the carrying value and fair value of the investments in marketable securities (excluding notes and warrants) as at December 31, 2019 (in thousands of dollars):

Investments	Carrying value(i)	Fair value(ii)
	$	$

Associates	103,640	220,040
Other	57,409	57,409
	161,049	277,449

(i) The carrying value corresponds to the amount recorded on the consolidated balance sheet, which is the equity method for investments in associates and the fair value for the other investments, as per IFRS 9, Financial Instruments.

(ii) The fair value corresponds to the quoted price of the investments in a recognized stock exchange as at December 31, 2019.

Main Strategic Investments

The following table presents the main strategic investments of the Company in marketable securities as at December 31, 2019 (in thousands of dollars):

Company	Number of Shares Held	Ownership
		%

Osisko Mining	45,969,569	15.9
Osisko Metals	29,877,397	17.9
Falco	41,385,240	19.9

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Osisko Mining Inc.

Osisko Mining is a Canadian gold exploration and development company focused on its Windfall Lake gold project. Osisko holds a 2.0% - 3.0% NSR royalty on the Windfall Lake gold project, for which a positive preliminary economic assessment was released in July 2018, and a 1% NSR royalty on other properties held by Osisko Mining. A feasibility study on the Windfall Lake property is expected in 2020.

In May 2018, Osisko Mining released a first mineral resources estimate on Windfall Lake gold deposit. Osisko Mining indicated that mineral resources were estimated at 601,000 ounces of gold in the measured and indicated category (2,382,000 tonnes grading 7.85 g/t Au) and 2,284,000 ounces of gold in the inferred category (10,605,000 tonnes grading 6.70 g/t Au). In November 2018, Osisko Mining released a mineral resource update including the mineral resource update for the Lynx zone. Estimated measured and indicated resources were increased to 754,000 ounces of gold (2,874,000 tonnes grading 8.17 g/t Au) and inferred mineral resources were increased to 2,366,000 ounces of gold (10,352,000 tonnes grading 7.11 g/t Au).

For more information, refer to Osisko Mining's press release dated May 14, 2018 entitled: "Osisko Releases Its First Mineral Resource Estimate for Windfall Gold Deposit" and Osisko Mining's press release dated November 27, 2018 entitled "Osisko Releases Mineral Resource Update for Lynx", both filed on www.sedar.com.

In addition, a positive preliminary economic assessment on the Windfall Lake project was released in July 2018 with an after-tax internal rate of return of 33%. Osisko Mining is also pursuing a 1,000,000 meter drilling program on the Windfall Lake property as well as a metallurgical program. In October 2018, through the construction of an exploration ramp, Osisko Mining achieved access to Zone 27, wireframe 115, which was selected for the initial 5,000 tonne bulk sample to be processed in the fourth quarter of 2018. In December 2018, Osisko Mining released preliminary results from the first 2,078 tonnes mined. Results from processing 5,500 tonnes mined from Zone 27 bulk sample returned an average grade of 8.53 g/t Au. The bulk sample average grade was 26% higher than predicted by infill drilling on the resource block model. In December 2019, Osisko Mining announced results from processing 5,716 tonnes mined from the Lynx Zone exceeded expectations, returning an average grade of 17.8 g/t Au. For more information, refer to Osisko Mining's press release dated July 17, 2018 entitled: "Osisko Delivers Positive PEA For Windfall Project", Osisko Mining's press release dated June 11, 2019 entitled "Osisko Windfall Zone 27 Bulk Sample Returns 8.53 g/t reconciled" and Osisko Mining's press release dated December 11, 2019 entitled "Osisko Lynx Bulk Sample Returns 17.8g/t Au reconciled head grade, all filed on www.sedar.com.

The Company invested $18.0 million in Osisko Mining in 2018 and an additional $7.7 million in 2019. As at December 31, 2019, the Company holds 45,969,569 common shares representing a 15.9% interest in Osisko Mining (16.7% as at December 31, 2018). The Company concluded that it exercises significant influence over Osisko Mining and accounts for its investment using the equity method.

Osisko Metals Incorporated

Osisko Metals is a Canadian base metal exploration and development company with a focus on zinc mineral assets. The Company's flagship properties are the Pine Point mining camp, located in the Northwest Territories and the Bathurst mining camp, located in northern New Brunswick. The Company owns a 1.5% NSR royalty on the Pine Point mining camp (acquired in January 2020) and a 1% NSR royalty on the Bathurst mining camp. The Company invested $3.0 million in Osisko Metals in 2018 and an additional $7.8 million in 2019.

The Pine Point mining camp, has an inferred mineral resource of 52.4 million tonnes grading 4.64% zinc and 1.83% lead (6.47% zinc equivalent ("ZnEq"), making it the largest pit-constrained zinc deposit in Canada. Please refer to the NI 43-101 Technical Report entitled "Mineral Resource Estimate Update Pine Point Lead-Zinc Project" dated December 19, 2019 and filed on www.sedar.com for further information.

The Bathurst mining camp has indicated mineral resources of 1.96 million tonnes grading 5.77% zinc, 2.38% lead, 0.22% copper and 68.9 g/t silver (9.00% ZnEq) and inferred mineral resources of 3.85 million tonnes grading 5.34% zinc, 1.49% lead, 0.32% copper and 47.7 g/t silver (7.96% ZnEq) in the Key Anacon and Gilmour South deposits. Please refer to the Technical Report entitled "NI 43-101 Maiden Resource Estimate for the Bathurst Mining Camp, New Brunswick, Canada" dated April 4, 2019 and filed on www.sedar.com for further information.

As at December 31, 2019, the Company holds 29,877,397 common shares representing a 17.9% interest in Osisko Metals (10.6% as at December 31, 2018). The Company concluded that it exercises significant influence over Osisko Metals and accounts for its investment using the equity method.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Falco Resources Ltd.

Falco's main asset is the Horne 5 gold project, for which a positive feasibility study was released in October 2017. For more information, refer to Falco's press release dated October 16, 2017 and entitled: "Falco Announces Positive Feasibility Study Results on Horne 5 Gold Project" and filed on www.sedar.com.

In 2018, Osisko entered into a binding term sheet to provide Falco with a senior secured silver stream credit facility ("Falco Silver Stream") with reference to up to 100% of the future silver produced from the Horne 5 property ("Horne 5") located in Rouyn-Noranda, Québec. As part of the Falco Silver Stream, Osisko will make staged upfront cash deposits to Falco of up to $180.0 million and will make ongoing payments equal to 20% of the spot price of silver, to a maximum of US$6 per ounce. The Falco Silver Stream will be secured by a first priority lien on the Project and all assets of Falco.

The Falco Silver Stream was closed in February 2019, which triggered the payment of the first installment of $25.0 million to Falco. Two previously outstanding notes receivable amounting to $20.0 million were applied against the first installment and the remaining balance of $5.0 million was paid to Falco. Interests receivable amounting of $1.8 million related to these loans were settled in exchange for 5,353,791 additional common shares of Falco.

On February 22, 2019, Osisko entered into an agreement to provide Falco with a secured senior loan of $10.0 million. The loan bears interests at a rate of 7%, compounded quarterly. The principal amount and accrued interests shall be payable on December 31, 2020. The loan will be used for the advancement of the Horne 5 Project and for general corporate purposes.

On August 16, 2019 Falco provided an update on the development of the project. As part of the risk assessment for the dewatering phase, Falco has collaborated with its principal neighbor (the "Neighbor"), the owner of the mining concessions, on an initial geotechnical program to gather information and analyze the risks associated with the development of the Horne 5 project. Both parties met in July and agreed to continue collaborating by sharing information and initiate a second phase of geotechnical work which will be conducted by Falco and will include the Quemont area.  The objective is to collect and analyze geotechnical information in order to assess the risks inherent to the eventual dewatering phase of the Horne 5 project and then develop adequate mitigation measures that will protect the integrity of the Neighbor's operation.

In addition to being subject to the applicable legal framework, the development of the Horne 5 project is subject to a contractual framework whereby the obtaining of the required license to operate from its Neighbor is subordinated to the entering into a comprehensive financial guarantee arrangement with the Neighbor in order to provide adequate financial protection to this operation.  Once this condition precedent will be achieved, Falco and its Neighbor will establish a work plan for the further development of the Horne 5 project, including operational parameters to be complied with by Falco in order to maintain the primacy of the Neighbor's operation, the whole, in accordance with the agreed upon contractual framework.  Based on the foregoing, Falco will not be carrying any dewatering activities prior to finalizing a satisfactory comprehensive financial guarantee framework with its Neighbor and thereafter agreeing on a mutually satisfactory work plan for the conduct of such activities. A comprehensive financial guarantee framework has been submitted to its Neighbor, but needs to be finalized.

For more information, refer to Falco's press release dated August 19, 2019 entitled: "Falco provides Horne 5 project development update" and filed on www.sedar.com.

On February 11, 2020, Falco announced the acquisition of Golden Queen Mining Consolidated Ltd. ("Golden Queen"). Through this non-cash transaction, Falco is offering a 15% premium on the forecasted net cash balance of Golden Queen of $4.2 million at the closing of the transaction, in consideration for the issuance of 15,968,075 common shares of Falco  to holders of Golden Queen shares.

For more information, refer to Falco's press release dated February 11, 2020 entitled: "Falco Resources Ltd. to acquire Gold Queen Mining Consolidated Ltd." and filed on www.sedar.com.

As at December 31, 2019, the Company holds 41,385,240 common shares representing a 19.9% interest in Falco (17.8% as at December 31, 2018). The Company concluded that it exercises significant influence over Falco and accounts for its investment using the equity method.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Sustainability Activities

Osisko views sustainability as a key part of its strategy to create value for its shareholders and other stakeholders.

The Company focuses on the following key areas:

  Promoting the mining industry and its benefits to society;
  Maintaining strong relationships with the Federal government and the Provincial, Municipal and First Nations governments in Québec;
  Supporting the economic development of regions where Osisko operates (directly or indirectly through its interests);
  Supporting university education in mining fields and employee development;
  Promoting diversity throughout the organization and the mining industry; and
  Encouraging investee companies to adhere to the same areas of focus in sustainability.

As part of its investment analysis process, the Company evaluates the risk and performance of the investee companies in the sustainability areas on projects where Osisko has a direct or indirect interest.

Mining Exploration and Evaluation / Development Activities

As a result of the 2016 earn-in agreements with O3 Mining Inc. ("O3 Mining") (see below), the exploration and evaluation activities had been significantly reduced. During the year ended December 31, 2019, investments in mining assets and plant and equipment amounted to $6.3 million, mostly on the Cariboo gold project and the Bonanza Ledge Phase 2 project, and the Company received previously claimed tax credits of $0.3 million.

Cariboo gold project.

On November 21, 2019, Osisko acquired the Cariboo gold project located in the historical Cariboo Mining District of central British Columbia, Canada, through the acquisition of Barkerville (refer to the section Acquisition of Barkerville and Creation of North Spirit Discovery Group of this MD&A). Osisko plans to advance the Cariboo gold project through its North Spirit Discovery Group platform.

In September 2019, Barkerville filed an independent preliminary economic assessment ("PEA") prepared in accordance with National Instrument 43-101 for its 100% owned Cariboo gold project. The PEA provides a base case assessment of developing the project as an underground ramp-access mine with a gold pre-concentration plant in Wells and gold processing in its existing upgraded Quesnel River mill, for an after-tax internal rate of return of 28%. For more information, refer to Barkerville's NI 43-101 Technical Report dated September 17, 2019 and entitled "Preliminary Economic Assessment of the Cariboo Gold Project", filed on www.sedar.com under Barkerville's profile.

In July 2019, Barkerville filed a mineral resource estimate update for the Cariboo gold project, including the Cow, Island and Barkerville Mountain deposits. Measured and indicated mineral resources are estimated at 2.4 million ounces of gold (13.2 million tonnes grading 5.6 g/t Au), a 50% increase from the 2018 resource. Inferred mineral resources are estimated at 1.9 million ounces of gold (12.0 million tonnes grading 5.0 g/t Au). The mineral resource estimate incorporates the Cow and Valley Zones on Cow Mountain, Shaft and Mosquito Creek Zones on Island Mountain and BC Vein and Bonanza Ledge on Barkerville Mountain at a cut-off grade of 3.0 g/t Au. The resource is defined over 6 kilometres of Barkerville's 67-kilometer-long land package. Osisko plans a $10.0 million infill and exploration program in 2020 at Cariboo. For more information, refer to Barkerville's NI 43-101 Technical Report dated July 11, 2019 and entitled "NI 43-101 Technical Report and Mineral Resource Estimate Update for the Cariboo Gold Project, British Columbia, Canada, filed on www.sedar.com under Barkerville's profile.

Over the next two years, Osisko will carry on site activities on the Cariboo gold property, invest in exploration activities (approximately $12.0 million planned in 2020), reclaim certain historical sites and advance technical studies towards a feasilbity study.

Coulon zinc project

On December 31, 2019, the Company incurred an impairment charge of $50.0 million ($37.6 million, net of income taxes) on its Coulon zinc project in Canada for which the Company determined that further exploration and evaluation expenditures are no longer planned in the near term and that the carrying amount of the asset is unlikely to be recovered in full from a sale of the project at the current time. On December 31, 2019, the Coulon project was written down to its estimated recoverable amount of $10.0 million, which was determined by the fair value less cost of disposal using comparable transactions realized, based on a dollar value per thousand pounds of mineral reserve/resource of zinc equivalent.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Properties under earn-in agreements (James Bay area)

In 2016, Osisko entered into earn-in agreements with Osisko Mining. On July 5, 2019, Osisko Mining completed a spinout transaction, which resulted in, among other things, Osisko Mining transferring certain assets to O3 Mining, including properties under earn-in agreements with Osisko.

Under the Kan earn-in agreement, Osisko Mining had the option to earn a 100% interest in the Kan property (comprised of the Kan and Fosse Au properties) upon completing expenditures totaling $6.0 million over a 7-year period. The Company received notice from Osisko Mining in the first quarter of 2019 that the threshold had been reached. Therefore, a 100% interest in the Kan property was transferred to Osisko Mining (now held by O3 Mining) and Osisko holds an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the Kan property.

Under other earn-in agreements, O3 Mining may earn a 100% interest in most of Osisko's exploration properties located in the James Bay area and Labrador Trough (excluding the Coulon copper-zinc project) upon completing expenditures of $26.0 million over the initial 7-year period; O3 Mining may earn a first 50% interest upon completing expenditures totaling $15.6 million over the initial 4-year period. Osisko will retain an escalating NSR royalty ranging from 1.5% to 3.5% on precious metals and a 2.0% NSR royalty on other metals and minerals produced from the 26 properties. During the year ended December 31, 2019, Osisko Mining and O3 Mining invested approximately $2.0 million on these properties for a total to date of $6.6 million (excluding the Kan property).

New properties acquired by O3 Mining in a designated area during the remaining of the 7-year term will be subject to a royalty agreement in favour of Osisko with similar terms.

As at December 31, 2019, the net book value of the properties under the earn-in agreements amounted to $31.7 million.

Quarterly Dividends

The Board of Directors has approved the initiation of the Company's quarterly dividend program on November 17, 2014.

The following table provides details on the dividends declared and paid or payable:

Declaration date	Dividend per share	Record date(i)	Payment date(i)	Dividends paid or payable
	$			$

Year 2014	0.03	n/a	n/a	1,551,000
Year 2015	0.13	n/a	n/a	12,229,000
Year 2016	0.16	n/a	n/a	17,037,000
Year 2017	0.18	n/a	n/a	24,275,000
Year 2018	0.20	n/a	n/a	31,213,000

February 20, 2019	0.05	March 29, 2019	April 15, 2019	7,757,000
May 1, 2019	0.05	June 28, 2019	July 15, 2019	7,145,000
July 31, 2019	0.05	September 30, 2019	October 15, 2019	7,200,000
November 6, 2019	0.05	December 31, 2019	January 15, 2020	7,874,000
Year 2019	0.20			29,976,000

February 19, 2020	0.05	March 31, 2020	April 15, 2020	tbd(ii)

(i) Not applicable ("n/a") for annual summaries.

(ii) To be determined ("tbd") on March 31, 2020 based on the number of shares outstanding and the number of shares participating in the dividend reinvestment plan on the record date.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Dividend Reinvestment Plan

The Company has a dividend reinvestment plan ("DRIP") that allows Canadian and U.S. shareholders to reinvest their cash dividends into additional common shares either purchased on the open market through the facilities of the TSX or the NYSE, or issued directly from treasury by the Company, or acquired by a combination thereof. In the case of a treasury issuance, the price will be the weighted average price of the common shares on the TSX or the NYSE during the five trading days immediately preceding the dividend payment date, less a discount, if any, of up to 5%, at the Company's sole election.

As at December 31, 2019, the holders of 6,666,723 common shares had elected to participate in the DRIP, representing dividends payable of $0.3 million. During the year ended December 31, 2019, the Company issued 198,609 common shares under the DRIP, at a discount rate of 3% (310,492 common shares in 2018 at a discount rate of 3%). On January 15, 2020, 28,351 common shares were issued under the DRIP at a discount rate of 3%.

Normal Course Issuer Bid

In December 2018, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2018 NCIB program, Osisko could acquire up to 10,459,829 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2018 NCIB program were authorized until December 11, 2019. Daily purchases were limited to 71,940 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2018, being 287,760 common shares.

In December 2019, Osisko renewed its normal course issuer bid ("NCIB") program. Under the terms of the 2019 NCIB program, Osisko may acquire up to 13,681,732 of its common shares from time to time in accordance with the normal course issuer bid procedures of the TSX. Repurchases under the 2019 NCIB program are authorized until December 11, 2020. Daily purchases will be limited to 126,674 common shares, other than block purchase exemptions, representing 25% of the average daily trading volume of the common shares on the TSX for the six-month period ending November 30, 2019, being 506,698 common shares.

During the year ended December 31, 2019, the Company purchased for cancellation a total of 983,900 common shares under the 2018 NCIB program for $11.8 million (average acquisition price per share of $12.02).

During the year ended December 31, 2018, the Company purchased for cancellation a total of 1,860,299 common shares under the 2017 NCIB Program for $23.1 million and a total of 849,480 common shares under the 2018 NCIB Program for $9.8 million (for a total of 2,709,779 common shares acquired for $32.9 million, for an average acquisition price per share of $12.16), of which an amount of $1.7 million was included in accounts payable and accrued liabilities on the consolidated balance sheet at December 31, 2018 (paid in January 2019).

Gold Market and Currency

Gold Market

Gold prices gained 18% in 2019, the biggest annual increase since 2010. Prices have posted a major increase closing 2019 at US$1515 per ounce compared to the last pm fix of the previous year of US$1279 per ounce.  The average price for the year was nearly US$125 per ounce higher at US$1,393 per ounce compared to US$1,268 per ounce in 2018. Gold had started the year on a steady note but a strong rally was initiated during the second quarter of 2019 from a low of U$$1266 per ounce in early May to a high of US$1565 per ounce in September, hitting a six-year high. Gold started 2020 on a bullish note and broke the US$1600 per ounce for the first time in seven years after a surge in tensions in the Middle East, driven by the U.S.-Iran confrontation, before retreating slightly. Gold was up in 2019 mainly driven by a tariff war between the United States and China, which triggered monetary policy easing by major central banks. Deteriorating global economic outlook, ongoing uncertainties with political tensions and trade wars boosted sentiment towards gold.

During the fourth quarter of 2019, the gold price gained 2.0% in U.S. dollars, or US$30 per ounce on the London pm fix, to close at US$1,515 per ounce. The average price amounted to US$1,481 per ounce, up from the previous quarter average price of US$1,472 and US$255 higher on a year-over-year basis.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

The historical price is as follows:

(US$/ounce of gold)	High	Low	Average	Close

2019	$1,545	$1,270	$1,393	$1,515
2018	1,355	1,178	1,268	1,279
2017	1,346	1,151	1,257	1,291
2016	1,366	1,077	1,251	1,146
2015	1,296	1,049	1,160	1,060

In Canadian dollar terms, the average price per ounce of gold averaged $1,955 in the fourth quarter of 2019, compared to $1,944 in the third quarter, $1,752 in the second quarter and $1,733 in the first quarter. The gold price closed 2019 at $1,967 per ounce, unchanged from September 30, 2019.

Currency

After ending 2018 on a weaker tone, the Canadian dollar rebounded in January 2019 following a recovery in oil prices and other commodities. The Canadian dollar lost its momentum later in February and March as domestic demand has been weaker than expected. From March to May, the dollar was locked in a narrow range of 1.3250-1.3530, but in June, the Canadian dollar saw its biggest gain against the U.S. dollar with an appreciation of 4%. The Canadian dollar remained relatively stable during the third and fourth quarters of 2019, but established strong gains by late December.

The Canadian dollar was the best performing major currency in 2019 gaining 5% against the U.S. dollar. Foreign-exchange volatility dropped to record lows and the Canadian dollar was locked in a narrow range of 1.3000 to 1.3600. The Canadian dollar traded between a range of 1.2988 and 1.3330 in the fourth quarter of 2019 to close at 1.2988 on December 31, 2019. The Canadian dollar averaged 1.3200 in the fourth quarter of 2019 compared to 1.3204 in the fourth quarter of 2018.

As expected, the Bank of Canada kept the overnight rate unchanged to a target of 1.75% at its October and December meetings.

The exchange rate for the U.S./Canadian dollar is outlined below:

	High	Low	Average	Close
2019	1.3600	1.2988	1.3269	1.2988
2018	1.3642	1.2288	1.2957	1.3642
2017	1.3743	1.2128	1.2986	1.2545
2016	1.4589	1.2544	1.3248	1.3427
2015	1.3990	1.1728	1.2787	1.3840

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Selected Financial Information

(in thousands of dollars, except figures for ounces and amounts per ounce and per share) (1)

	2019	2018	2017
	$	$	$

Revenues	392,599	490,472	213,216
Cash margin(2)	129,718	119,167	87,571
Gross profit	82,709	66,555	59,506

Impairment of assets	(260,800)	(166,316)	(89,000)

Operating loss	(183,226)	(113,531)	(70,435)
Net loss	(234,195)	(105,587)	(42,501)
Basic and diluted net loss per share(3)	(1.55)	(0.67)	(0.33)

Total assets	1,947,253	2,234,646	2,516,343
Total long-term debt	349,042	352,769	464,308

Average selling price of gold (per ounce sold)
In C$(4)	1,817	1,649	1,627
In US$	1,371	1,273	1,277

Operating cash flows	91,598	82,158	48,761
Dividend per common share	0.20	0.20	0.18

Weighted average shares outstanding (in thousands)
Basic and diluted(4)	151,266	156,617	127,939

(1) Unless otherwise noted, financial information is in Canadian dollars and prepared in accordance with IFRS.

(2) Cash margin is a non-IFRS financial performance measure which has no standard definition under IFRS. It is calculated by deducting the cost of sales from the revenues. Please refer to the Overview of Financial Results section of this MD&A for a reconciliation of the cash margin per interest.

(3) As a result of the net loss, all potentially dilutive common shares are deemed to be antidilutive and thus diluted net loss per share is equal to the basic net loss per share.

(4) Using actual exchange rates at the date of the transactions.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Overview of Financial Results

Financial Summary -2019

  Record revenues from royalties and streams of $140.1 million ($392.6 million including offtakes) compared to $127.6 million ($490.5 million including offtakes) in 2018;
  Record gross profit of $82.7 million compared to $66.6 million in 2018;
  Impairment charge on royalty, stream and other interests of $193.6 million ($163.4 million, net of income taxes), mainly on the Renard stream, Amulsar stream and offtake and the Éléonore royalty, compared to $166.3 million ($123.7 million, net of income taxes) in 2018;
  Impairment charge of $50.0 million ($37.6 million, net of income taxes) on the Coulon zinc project;
  Operating loss of $183.2 million compared to $113.5 million in 2018;
  Impairment charge of $12.5 million ($10.8 million net of income taxes) on the net investment in Falco;
  Net loss of $234.2 million or $1.55 per basic and diluted share, compared to $105.6 million or $0.67 per basic and diluted share in 2018;
  Adjusted earnings1 of $41.9 million or $0.28 per basic share1 compared to $31.4 million or $0.20 per basic share in 2018; and
  Record cash flows provided by operating activities of $91.6 million compared to $82.2 million in 2018.

Revenues from royalties and streams increased by $12.5 million in 2019 compared to 2018 as a result of higher gold and silver prices. Total revenues, including offtakes, decreased, mainly as a result of the sale of the Brucejack gold offtake on September 15, 2019 and the conversion of the Matilda gold offtake to a stream on April 1, 2018. Under the offtake agreements, the metal is acquired from the producers at the lowest market price over a certain period of time (quotational period), and is subsequently sold by OBL, resulting in a net profit that will usually vary between 0% and 5% of the sales proceeds. The profit margin is highly impacted by the volatility of commodity prices during the quotational period.

Gross profit amounted to $82.7 million in 2019 compared to $66.6 million in 2018. The increase is mainly due to the increase in the gold and silver prices in 2019, which increased the cash margins. Depletion expense decreased by $5.6 million mainly as a result of the mix of sales in 2019 compared to 2018 as well as the impairment on the royalty, stream and offtake interests that decreased the carrying value of the assets to be depleted.

In 2019, the Company incurred an operating loss as a result of impairment charges on royalty, stream and other interests of $193.6 million, including impairment charges of $86.1 million on the Renard diamond stream interest, an impairment charge of $79.8 million on the Amulsar stream and offtake interests, an impairment charge of $27.2 million on the Éléonore royalty and an impairment charge of $50.0 million on the Coulon zinc project. Excluding the impairment charges, operating income would have been 60.4 million compared to $52.8 million in 2018. The increase in operating income in 2019 of $7.6 million (excluding the impairment charges) is mainly the result of a higher gold price, which generated a higher gross margin. The increase in G&A expenses and business development expenses is mainly due to a higher share-based compensation expense, mainly related to the restricted and deferred share units, higher amortization from the right-of-use assets, lower costs recovery from associates and severance payments.

In 2019, the Company incurred a net loss of $234.2 million compared to 105.6 million in 2018. The variance is mainly due to the operating loss in 2019 and the impairment charge of $10.8 million (net of income taxes) on the net investment in Falco. Excluding the impact of the impairment charges (net of income taxes), the net loss in 2019 would have been $17.7 million.

Adjusted earnings were $41.9 million in 2019 compared to $31.4 million in 2018. The increase was mainly the result of a higher gross profit, partially offset by higher G&A expenses and business development expenses.

Net cash flows provided by operating activities in 2019 was higher at $91.6 million compared to $82.2 million in 2018, mainly as a result of higher cash margins in 2019 and higher payments of $2.5 million for settlement of restricted and deferred shares units in 2018.

______________________
1  “Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Consolidated Statements of Loss

The following table presents summarized consolidated statements of loss for the year ended December 31, 2019 and 2018 (in thousands of dollars, except amounts per share):

		2019	2018
		$	$

Revenues	(a)	392,599	490,472

Cost of sales	(b)	(262,881)	(371,305)
Depletion of royalty, stream and other interests	(c)	(47,009)	(52,612)

Gross profit	(d)	82,709	66,555

Other operating expenses
General and administrative	(e)	(23,683)	(18,156)
Business development	(f)	(6,122)	(4,525)
Exploration and evaluation		(191)	(183)
Gain on disposal of stream and offtake interests	(g)	7,636	9,094
Impairment of assets	(h)	(243,576)	(166,316)

Operating loss		(183,226)	(113,531)

Other expenses, net	(i)	(91,369)	(27,204)

Loss before income taxes		(274,595)	(140,735)

Income tax recovery	(j)	40,400	35,148

Net loss		(234,195)	(105,587)

Net loss per share
Basic and diluted		(1.55)	(0.67)

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

(a) Revenues are comprised of the following:

	Years ended December 31,
	2019			2018
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	1,817	174,185	316,549	1,649	260,286	429,243
Silver sold	22	2,228,306	48,124	20	1,729,433	35,307
Diamonds sold(i)	100	179,571	17,967	120	115,516	13,907
Other (paid in cash)	-	-	9,959	-	-	12,015
			392,599			490,472

(i) The diamonds were sold by an agent for Osisko for a blended selling price of $100 (US$75) per carat in 2019 ($120 (US$93) in 2018). The average selling price includes 29,991 incidental carats sold outside of the run of mine sales at an average price of $18 (US$13) per carat in 2019 (15,775 incidental carats at an average price of $21 (US$16) per carat in 2018). Excluding the incidental carats, 149,580 carats were sold at an average price of $116 (US$88) per carat in 2019 (99,741 carats at an average price of $136 (US$105) per carat in 2018).

The decrease in gold ounces sold in 2019 is mainly the result of the sale of the Brucejack offtake on September 15, 2019 and the conversion of the Matilda offtake into a stream on April 1, 2018. The increase in silver ounces sold in 2019 is mainly the result of higher silver ounces acquired under the offtake agreements. The increase in diamonds sold in 2019 is mainly the result of a higher number of diamonds acquired and sold under the Renard stream.

(b) Cost of sales represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The decrease in 2019 is mainly the result of sale of the Brucejack offtake on September 15, 2019 and the conversion of the Matilda offtake into a stream on April 1, 2018.

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the agreement. The decrease is due to the mix of sales in 2019 compared to 2018 as well as the impairment on the royalty, stream and offtake interests that decreased the carrying value of the assets to be depleted.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

(d) The breakdown of gross profit per nature of interest is as follows (in $000's):

	Years ended December 31,
	2019	2018
	$	$

Royalty interests
Revenues	97,146	92,110
Cost of sales	(272)	(245)
Cash margin	96,874	91,865

Depletion	(20,908)	(26,972)
Gross profit	75,966	64,893

Stream interests
Revenues	42,976	35,457
Cost of sales	(13,437)	(13,181)
Cash margin	29,539	22,276

Depletion	(23,533)	(21,218)
Gross profit	6,006	1,058

Royalty and stream interests Cash margin	126,413	114,141
	90.2%	89.5%

Offtake interests
Revenues	252,477	362,905
Cost of sales	(249,172)	(357,879)
Cash margin	3,305	5,026
	1.3%	1.4%

Depletion	(2,568)	(4,422)
Gross profit	737	604

Total - Gross profit	82,709	66,555

(e) G&A increased to $23.7 million in 2019 compared to $18.2 million in 2018. The increase in G&A expenses is mainly due to a higher share-based compensation expense, mainly related to the restricted and deferred share units, higher amortization from the right-of-use assets, lower costs recovery from associates and severance payments.

(f) Business development expenses increased to $6.1 million in 2019 compared to $4.5 million in 2018. The increase is mainly due to higher share-based compensation expense related to the restricted share units and lower cost recoveries from associates.

(g) In 2019, the Company sold back its Brucejack offtake to the operator of the mine for US$41.3 million ($54.8 million) and generated a gain on the sale of US$5.8 million ($7.6 million). In 2018, the Company received the proceeds of US$118.5 million ($159.4 million) from the operator in regards to its election to exercise its option to fully repurchase the Brucejack gold and silver stream, which resulted in a gain on disposal of a stream interest of US$6.8 million ($9.1 million).

(h) In 2019, the Company recorded impairment charges of $86.1 million ($63.2 million, net of income taxes) on its Renard diamond stream, US$61.2 million ($79.8 million) on its Amulsar stream and offtake interests, $27.2 million ($20.0 million, net of income taxes) on its Éléonore royalty and $50.0 million ($37.6 million, net of income taxes) on its Coulon zinc project. The impairment charges are explained in the Impairment of assets section of this MD&A.

In 2018, the Company recorded impairment charges of $166.3 million ($123.7 million, net of income taxes), including $158.2 million ($117.5 million, net of income taxes) on royalty, stream and other interests, $0.8 million to write-off an amount receivable from the operator of an impaired asset and $7.3 million ($5.4 million, net of income taxes) on exploration and evaluation assets.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

(i) Other expenses, net, of $91.4 million in 2019 include finance costs of $23.5 million, a share of loss of associates of $22.2 million and losses on investments of $48.4 million (mainly from a net loss on disposal of investments (related to the Barkerville shares held prior to the acquisition)) and an impairment charge of $12.5 million ($10.8 million, net of income taxes) on its net investment in Falco), partially offset by interest and dividend income of $4.6 million.

Other expenses, net, of $27.2 million in 2018 include finance costs of $26.0 million and a share of loss of associates of $9.0 million, partially offset by interest income of $4.4 million and a net gain on investments of $2.6 million.

(j) The effective income tax rate for 2019 is 14.7% compared to 25.0% in 2018. The statutory rate is 26.6% in 2019 and 26.7% in 2018. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%) and non-deductible expenses. Cash taxes of $0.8 million were paid in 2019 and 2018 million and were related to taxes on royalties earned in foreign jurisdictions.

Liquidity and Capital Resources

As at December 31, 2019, the Company's cash position amounted to $108.2 million compared to $174.3 million as at December 31, 2018. Significant variations in the liquidity and capital resources in 2019 are explained below under the Cash Flows section.

In September 2019, the Company amended its revolving credit facility (the "Facility") increasing the amount from $350.0 million to $400.0 million, with an additional uncommitted accordion of up to $100.0 million (for a total availability of up to $500.0 million), and extended its maturity date by one year to November 14, 2023. The uncommitted accordion is subject to standard due diligence procedures and acceptance of the lenders. The Facility is to be used for general corporate purposes and investments in the mineral industry, including the acquisition of royalty, stream and other interests. The Facility is secured by the Company's assets, present and future (including the royalty, stream and other interests).

Cash Flows

The following table summarizes the cash flows (in thousands of dollars):

	Years ended December 31,
	2019	2018
	$	$
Cash flows
Operations	96,378	84,777
Working capital items	(4,780)	(2,619)
Operating activities	91,598	82,158
Investing activities	7,562	(65,635)
Financing activities	(161,910)	(183,146)
Effects of exchange rate changes on cash and cash equivalents	(3,292)	7,183
Decrease in cash	(66,042)	(159,440)
Cash - beginning of period	174,265	333,705
Cash - end of period	108,223	174,265

Operating Activities

Cash flows provided by operating activities in 2019 amounted to $91.6 million compared to $82.2 million in 2018.  The increase is mainly the result of higher cash margins (revenues less cost of sales) in 2019 resulting from higher gold and silver prices.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Investing Activities

Cash flows provided by investing activities amounted to $7.6 million in 2019 compared to cash used in investing activities of $65.6 million in 2018.

In 2019, Osisko invested $62.8 million to acquire investments, including $15.0 million in Victoria, $7.8 million in Osisko Metals, $7.7 million in Osisko Mining and $7.5 million in Barkerville. The Company also invested $77.8 million in acquisitions of royalty and stream interests, including US$25.0 million ($33.4 million) to improve its Mantos Blancos silver stream, the last payments totalling $19.6 million on the Dublin Gulch property NSR royalty (hosting the Eagle Gold project which started production in the third quarter of 2019) and a net payment of $5.0 million on the Falco Silver Stream. The Company also disbursed $39.6 million in short-term investments, including a $15.9 million loan to Falco. Proceeds on disposal of investments generated $130.1 million (mainly for the disposal of the investments in Dalradian and Victoria) (refer to section Orion Transaction for more details) and proceeds from disposal of royalty and offtake interests generated $57.0 million, mainly from the sale of the Brucejack offtake. Cash acquired through the acquisition of Barkerville amounted to $8.3 million and investments in mining interests, plant and equipment and exploration and evaluation assets were $6.2 million, net of tax credits received.

In 2018, Osisko invested $104.7 million in marketable securities and notes receivable, including $50.0 million for additional shares of Victoria, $18.0 million for additional shares of Osisko Mining, $7.0 million for additional shares of Barkerville and an additional $7.0 million for a convertible debenture with Falco (which was converted in shares in November 2018), $141.1 million in royalty and stream interests, including $78.6 million to acquire a 5% NSR royalty on the Dublin Gulch property (Victoria), $21.6 million to amend the Renard stream with Stornoway, $20.0 million to increase the NSR royalty on the Cariboo gold property held by Barkerville, and $10.0 million in short-term investments for a secured senior note with Falco. Proceeds from the repurchase by Pretium of the Brucejack gold and silver stream generated $159.4 million (US$118.5 million). Proceeds on the sale of investments generated $27.0 million, mainly from the disposal of the AuRico Metals Inc. shares to Centerra Gold Inc. for a $1.80 cash consideration per share for proceeds of $25.5 million. Exploration and evaluation activities generated $3.9 million as the Company received payments of previously claimed governmental tax credits.

Financing Activities

In 2019, cash flows used in financing activities amounted to $161.9 million compared to $183.1 million in 2018.

In 2019, Osisko repaid its revolving credit facility by a net amount of $10.2 million, paid $129.5 million to acquire and cancel common shares held by Orion (refer to section Orion Transaction for more details),  $13.5 million under the NCIB program and $27.5 million in dividends to its shareholders. The exercise of share options and shares issued under the share purchase plan generated $21.8 million.

In 2018, the Company repaid $123.5 million on its revolving credit facility, paid $27.8 million in dividends to its shareholders and acquired common shares under the 2017 and 2018 NCIB Programs for $31.2 million to acquire for cancellation 2,709,779 common shares at an average costs of $12.16.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Quarterly Information

The selected quarterly financial information(1) for the past eight financial quarters is outlined below:

(in thousands of dollars, except for amounts per share)

	2019				2018
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

GEOs	20,479	18,123	19,651	19,753	20,005	20,006	20,506	20,036
Cash and cash equivalents	108,223	123,702	83,589	108,497	174,265	137,188	188,631	332,617
Short-term investments	20,704	25,844	16,165	13,119	10,000	10,000	1,000	500
Working capital	112,494	150,845	89,668	107,328	174,596	281,858	180,605	325,206
Total assets	1,947,253	1,948,355	2,042,960	2,160,816	2,234,646	2,441,668	2,458,641	2,502,233
Total long-term debt	349,042	347,638	326,050	324,355	352,769	419,680	419,228	467,483
Equity	1,493,446	1,506,287	1,534,872	1,727,396	1,771,595	1,868,196	1,884,101	1,878,405
Revenues	51,032	109,235	131,606	100,726	115,337	111,702	137,819	125,614
Net cash flows from operating activities	17,204	28,294	21,350	24,750	18,559	20,636	19,660	23,303
Impairment of assets, net of income taxes	(148,600)	(58,952)	-	(28,600)	(123,655)	-	-	-
Net earnings (loss)	(155,175)	(45,924)	(6,547)	(26,549)	(113,882)	5,474	511	2,310
Basic and diluted net earnings (loss) per share	(1.04)	(0.32)	(0.04)	(0.17)	(0.73)	0.04	-	0.01
Weighted average shares outstanding (000's)
- Basic	149,912	144,446	154,988	155,059	156,336	156,252	156,232	157,665
- Diluted	149,912	144,446	154,988	155,059	156,336	156,263	156,257	157,695
Share price - TSX - closing	12.62	12.31	13.65	15.01	11.97	9.80	12.45	12.44
Share price - NYSE - closing	9.71	9.30	10.44	11.24	8.78	7.59	9.47	9.67
Warrant price - TSX - closing
OR.WT	0.25	0.445	0.51	0.80	0.37	0.70	1.06	1.50
OR.WT.A(2)	n/a	n/a	n/a	n/a	0.01	0.10	0.39	0.61
Debenture price - TSX - closing(3)
OR.DB	101.08	101.75	102.90	103.00	98.99	99.00	100.25	100.00
Price of gold (average US$)	1,481	1,485	1,309	1,304	1,226	1,213	1,306	1,329
Closing exchange rate(4) (US$/Can$)
	1.2988	1.3243	1.3087	1.3363	1.3642	1.2945	1.3168	1.2894

(1) Unless otherwise noted, financial information in Canadian dollars and prepared in accordance with IFRS.

(2) The warrants expired unexercised on February 26, 2019.

(3) Osisko 4% convertible debentures began trading on November 3, 2017 by tranche of nominal value of $100.00.

(4) Bank of Canada Daily Rate.

During the fourth quarter of 2019, the Company acquired Barkerville for $241.7 million, paid in shares. The Company also incurred impairment charges on assets of $148.6 million ($129.0 million, net of income taxes)

During the third quarter of 2019, the Company repurchased 5,066,218 of its common shares from Orion for $71.4 million, paid in cash (from the sale of all common shares held by Osisko in Victoria). The Company sold its Brucejack offtake for US$41.3 million, of which US$31.2 million ($41.3 million) were received on September 30, 2019. The Company also incurred impairment charges of $48.1 million (net of income taxes) on its royalty, stream and other interests and an impairment charge of $10.8 million (net of income taxes) on a net investment in an associate.

During the second quarter of 2019, the Company repurchased 7,319,499 of its common shares from Orion for $103.2 million, paid in cash (from the sale of all of the common shares held by Osisko in Dalradian) and in the form of the transfer of investments in associates and other investments.

During the first quarter of 2019, the Company recorded an impairment charge of $38.9 million ($28.6 million, net of income taxes) on the Renard diamond stream and fully reimbursed the outstanding amount of $30.0 million under its revolving credit facility.

During the fourth quarter of 2018, Osisko received the payment of US$118.5 million ($159.4 million) from Pretium in regards to its election to exercise its option to fully repurchase by December 31, 2018 OBL's interest in the Brucejack gold and silver stream. The Company recorded impairment charges of $166.3 million ($123.7 million, net of income taxes) including $148.5 million on the Éléonore NSR royalty ($109.1 million, net of income taxes) and reimbursed $71.7 million on its credit facility.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

During the second quarter of 2018, Osisko acquired from Victoria a 5% NSR royalty for $98.0 million on the Dublin Gulch property, of which a first $48.0 million was paid in the second quarter and $14.7 million in the third quarter, and acquired common shares of Victoria for $50.0 million.

Fourth Quarter Results

  Revenues from royalties and streams of $38.9 million ($51.0 million including offtakes) compared to $30.7 million ($115.3 million including offtakes) in the fourth quarter of 2018;
  Gross profit of $23.9 million compared to $15.8 million in the fourth quarter of 2018;
  Impairment charge on royalty, stream and other interests of $93.9 million ($86.7 million, net of income taxes), including US$51.3 million ($66.7 million) on the Amulsar stream and offtake interests and $27.2 million ($20.0 million) on the Éléonore royalty, compared to impairment charges of $166.3 million ($123.7 million, net of income taxes) in the fourth quarter of 2018;
  Impairment charge of $50.0 million ($37.6 million, net of income taxes) on the Coulon zinc project;
  Operating loss of $129.9 million compared to $147.2 million in the fourth quarter of 2018;
  Net loss of $155.2 million or $1.04 per basic and diluted share, compared to $113.9 million or $0.73 per basic and diluted share in the fourth quarter of 2018;
  Adjusted earnings1  of $10.3 million or $0.07 per basic share1 compared to $13.0 million or $0.08 in the fourth quarter of 2018; and
  Cash flows provided by operating activities of $17.2 million compared to $18.6 million in the fourth quarter of 2018.

Revenues from royalties and streams increased by $8.2 million in the fourth quarter of 2019 compared to the fourth quarter of 2018 as a result of higher gold and silver prices. Total revenues, including offtakes, decreased, mainly as a result of the sale of the Brucejack gold offtake on September 15, 2019.

Gross profit amounted to $23.9 million in the fourth quarter of 2019 compared to $15.8 million in the corresponding period of 2018. The increase is mainly due to the increase in the gold and silver prices in 2019, which increased the cash margins. Depletion expense decreased by $1.1 million mainly as a result of the impairment on the royalty, stream and offtake interests that decreased the carrying value of the assets to be depleted.

In the fourth quarter of 2019, the Company incurred an operating loss as a result of impairment charges on royalty, stream and other interests of $93.9 million, including impairment charges of US$51.3 million ($66.7 million) on the Amulsar stream and offtake interests, $27.2 million on the Éléonore royalty and an impairment charge of $50.0 million on the Coulon zinc project. Excluding the impairment charges, operating income would have been $14.0 million compared to $19.1 million in the fourth quarter of 2018. The decrease in operating income in 2019 of $5.1 million (excluding the impairment charges) is mainly the result of higher G&A expenses and business development expenses. The increase in G&A expenses and business development expenses is mainly due to lower costs recovery from associates and severance payments.

During the fourth quarter of 2019, the Company incurred a net loss of $155.2 million compared to $113.9 million in the corresponding period of 2018. The variance is mainly due to the higher operating loss in 2019 as well as a higher share of loss of associates and a net loss on disposal of investments (related to the Barkerville shares held prior to the acquisition). Excluding the impact of the impairment charges (net of income taxes), the net loss in 2019 would have been $26.2 million.

Adjusted earnings were $10.3 million in the fourth quarter of 2019 compared to $13.0 million in the fourth quarter of 2018. The decrease was mainly the result of a gain on disposal of a stream interest in 2018, higher G&A and business development expenses, partially offset by higher gross profit.

Net cash flows provided by operating activities in 2019 was $17.2 million compared to $18.6 million in 2018.

___________________________
1  “Adjusted earnings” and “Adjusted earnings per basic share” are non-IFRS financial performance measures which have no standard definition under IFRS. Refer to the non-IFRS measures provided under the Non-IFRS Financial Performance Measures section of this Management and Discussion Analysis.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Consolidated Statements of Loss

The following table presents summarized consolidated statements of income (loss) for the fourth quarters of 2019 and 2018 (in thousands of dollars, except amounts per share):

		Three months ended December 31,
		2019	2018
		$	$

Revenues	(a)	51,032	115,337

Cost of sales	(b)	(15,265)	(86,600)
Depletion of royalty, stream and other interests	(c)	(11,843)	(12,975)

Gross profit	(d)	23,924	15,762

Other operating expenses
General and administrative	(e)	(8,649)	(4,912)
Business development	(f)	(1,223)	(805)
Exploration and evaluation		(52)	(55)
Gain on disposal of stream and offtake interests	(g)	-	9,094
Impairment of assets	(h)	(143,876)	(166,316)

Operating loss		(129,875)	(147,232)

Other expenses, net	(i)	(45,074)	(6,886)

Loss before income taxes		(174,949)	(154,118)

Income tax recovery	(j)	19,774	40,236

Net loss		(155,175)	(113,882)

Net loss per share
Basic and diluted		(1.04)	(0.73)

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

(a) Revenues are comprised of the following:

	Three months ended December 31,
	2019			2018
	Average selling price per ounce / carat ($)	Ounces / carats sold	Total revenues ($000's)	Average selling price per ounce / carat ($)	Ounces / Carats sold	Total revenues ($000's)

Gold sold	1,945	14,872	28,920	1,638	63,065	103,298
Silver sold	23	645,497	14,657	19	337,325	6,477
Diamonds sold(i)	95	53,238	5,031	103	29,975	3,078
Other (paid in cash)	-	-	2,424	-	-	2,484
			51,032			115,337

(ii) The diamonds were sold by an agent for Osisko for a blended selling price of $95 (US$72) per carat in the fourth quarter of 2019 ($103 (US$77) in the fourth quarter of 2018). The average selling price includes 9,881 incidental carats sold outside of the run of mine sales at an average price of $17 (US$13) per carat in the fourth quarter of 2019 (5,598 incidental carats at an average price of $19 (US$14) per carat in the fourth quarter of 2018). Excluding the incidental carats, 43,356 carats were sold at an average price of $112 (US$85) per carat in the fourth quarter of 2019 (24,377 carats at an average price of $122 (US$192) per carat in the fourth quarter of 2018).

The decrease in gold ounces sold in the fourth quarter of 2019 is mainly the result of the sale of the Brucejack offtake on September 15, 2019. The increase in silver ounces sold in 2019 is mainly the result of higher silver ounces acquired under the offtake agreements. The increase in diamonds sold in 2019 is mainly the result of a higher number of diamonds acquired and sold under the Renard stream.

(b) Cost of sales represents mainly the acquisition price of the metals and diamonds under the offtake and stream agreements, as well as minimal refining, insurance and transportation costs related to the metals received under royalty agreements. The decrease in the fourth quarter of 2019 is mainly the result of sale of the Brucejack offtake on September 15, 2019.

(c) The royalty, stream and other interests are depleted using the units-of-production method over the estimated life of the properties or the life of the agreement. The decrease in the fourth quarter of 2019 is mainly to the impairment on the royalty, stream and offtake interests that decreased the carrying value of the assets to be depleted.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

(d) The breakdown of gross profit per nature of interest is as follows (in $000's):

	Three months ended December 31,
	2019	2018
	$	$

Royalty interests
Revenues	26,327	22,456
Cost of sales	(18)	(118)
Cash margin	26,309	22,338

Depletion	(5,614)	(6,799)
Gross profit	20,695	15,539

Stream interests
Revenues	12,593	8,282
Cost of sales	(3,527)	(2,823)
Cash margin	9,066	5,459

Depletion	(5,996)	(5,365)
Gross profit	3,070	94

Royalty and stream interests Cash margin	35,375	27,797
	90.9%	90.4%

Offtake interests
Revenues	12,112	84,599
Cost of sales	(11,720)	(83,659)
Cash margin	392	940
	3.2%	1.1%

Depletion	(233)	(811)
Gross profit	159	129

Total - Gross profit	23,924	15,762

(e) G&A increased to $8.6 million in the fourth quarter of 2019 compared to $4.9 million in the fourth quarter of 2018. The increase in G&A expenses is mainly due to severance payments.

(f) Business development expenses increased to $1.2 million in the fourth quarter of 2019 compared to $0.8 million in the fourth quarter of 2018. The increase is mainly due to lower costs recovery from associates.

(g) In 2018, the Company received the proceeds of US$118.5 million ($159.4 million) from the operator in regards to its election to exercise its option to fully repurchase the Brucejack gold and silver stream, which resulted in a gain on disposal of a stream interest of US$6.8 million ($9.1 million).

(h) In the fourth quarter of 2019, the Company recorded impairment charges of $US51.3 million ($66.7 million) on its Amulsar stream and offtake interests, $27.2 million ($20.0 million, net of income taxes) on its Éléonore royalty and $50.0 million ($37.6 million, net of income taxes) on its Coulon zinc project. The impairment charges are explained in the Impairment of assets section of this MD&A.

In the fourth quarter of 2018, the Company recorded impairment charges of $166.3 million ($123.7 million, net of income taxes), including $158.2 million ($117.5 million, net of income taxes) on royalty, stream and other interests, $0.8 million to write-off an amount receivable from the operator of an impaired asset and $7.3 million ($5.4 million, net of income taxes) on exploration and evaluation assets.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

(i) Other expenses, net, of $45.1 million in the fourth quarter of 2019 include finance costs of $6.2 million, a share of loss of associates of $7.5 million and losses on investments of $32.1 million (mainly from a net loss on disposal of investments related to the shares of Barkerville held prior to the acquisition), partially offset by interest income of $1.4 million.

Other expenses, net, of $6.9 million in the fourth quarter of 2018 include finance costs of $6.7 million and a share of loss of associates of $2.5 million, partially offset by interest income of $0.8 million and a net gain on investments of $1.0 million.

(j) The effective income tax rate for the fourth quarter of 2019 is 11.3% compared to 26.1% in the fourth quarter of 2018. The statutory rate is 26.6% in 2019 and 26.7% in 2018. The elements that impacted the effective income taxes are the non-taxable (or deductible) part of capital gains (or losses) (50%) and non-deductible expenses. Cash taxes of $0.2 million were paid in the fourth quarters of 2019 and 2018 million and were related to taxes on royalties earned in foreign jurisdictions.

Outlook

Osisko's 2020 outlook on royalty, stream and offtake interests is based on publicly available forecasts, in particular the forecasts for the Canadian Malartic mine published by Yamana and Agnico Eagle and for the Éléonore mine published by Newmont. When publicly available forecasts on properties are not available, Osisko obtains internal forecasts from the producers, which is the case for the Renard mine and the Mantos Blancos mine, or uses management's best estimate.

GEOs and cash margin by interest are estimated as follows for 2020:

	Low	High	Cash margin
	(GEOs)	(GEOs)	(%)

Royalty interests	57,500	61,700	100
Stream interests	23,800	25,500	68
Offtake interests	700	800	3
	82,000	88,000

For the 2020 guidance, silver, diamonds and cash royalties have been converted to GEOs using commodity prices of US$1,450 per ounce of gold, US$17.00 per ounce of silver and US$70 per carat for diamonds from the Renard mine (blended sales price) and an exchange rate (US$/C$) of 1.30.

Corporate Update

On December 4, 2019, the Company announced that Bryan A. Coates was stepping down as President of the Company and Sandeep Singh was appointed President of the Company, effective December 31, 2019. The Company also announced that Elif Lévesque, Chief Financial Officer and Vice President, Finance of Osisko, had decided to leave the Company by the end of February 2020 to pursue other opportunities.

On February 11, 2020, the Company announced that the board of directors has appointed Mr. Frédéric Ruel as Chief Financial Officer and Vice President, Finance, Mr. Iain Farmer as Vice President, Corporate Development and Mr. Benoit Brunet as Vice President, Business Strategy, effective February 20, 2020.

Segment disclosure

Following the acquisition of Barkerville in November 2019, the chief operating decision-maker organizes and manages the business under two operating segments: (i) acquiring and managing precious metal and other royalties, streams and similar interests, and (ii) the exploration, evaluation and development of mining projects. All of the Company's assets and revenues are attributable to the precious metal and other royalties, streams and similar interests operating segment, with the exception of mining interests, plant and equipment, and exploration and evaluation assets, which are attributable to the exploration and development of mining projects operating segment. Prior to the acquisition of Barkerville, the Company had only one operating segment, which was the acquiring and managing precious metal and other royalties, streams and similar interests. The comparative figures have been restated to conform to the actual segments.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Royalty, stream and other interests - Geographic revenues

All of the Company's revenues are attributable to the precious metal and other royalties, streams and similar interests operating segment.  Geographic revenues from the sale of metals and diamonds received or acquired from in-kind royalties, streams and other interests are determined by the location of the mining operations giving rise to the royalty, stream or other interest. For the years ended December 31, 2019 and 2018, royalty, stream and other interest revenues were mainly earned from the following jurisdictions:

	North America(i)	South America	Australia	Africa	Europe	Total
	$	$	$	$	$	$

2019

Royalties	93,092	330	59	3,665	-	97,146
Streams	21,588	11,849	2,005	-	7,535	42,976
Offtakes	252,476	-	-	-	-	252,477

	367,156	12,179	2,064	3,665	7,535	392,599

2018

Royalties	87,141	538	31	4,400	-	92,110
Streams	16,761	9,696	1,332	-	7,668	35,457
Offtakes	339,074	943	22,888	-	-	362,905

	442,976	11,177	24,251	4,400	7,668	490,472

	(i) 89% of revenues from North America were generated from Canada and the United States in 2019 (94% in 2018).

For the year ended December 31, 2019, one royalty interest generated revenues of $61.1 million ($58.5 million for the year ended December 31, 2018), which represented 44% of revenues (46% of revenues for the year ended December 31, 2018) (excluding revenues generated from the offtake interests).

For the year ended December 31, 2019, revenues generated from precious metals and diamonds represented 94% and 5%, respectively, of total revenues (84% and 13% excluding offtakes, respectively). For the year ended December 31, 2018, revenues generated from precious metals and diamonds represented 96% and 3%, respectively, of total revenues (85% and 11% excluding offtakes, respectively).

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Royalty, stream and other interests - Geographic net assets

The following table summarizes the royalty, stream and other interests by country, as at December 31, 2019 and 2018, which is based on the location of the property related to the royalty, stream or other interests:

	North America(i)	South America	Australia	Africa	Asia	Europe	Total
	$	$	$	$	$	$	$

December 31, 2019

Royalties	560,246	31,657	9,961	10,488	-	15,215	627,567
Streams	194,344	198,021	2,435	-	28,963	59,401	483,164
Offtakes	6,689	-	8,282	-	4,810	-	19,781

	761,279	229,678	20,678	10,488	33,773	74,616	1,130,512

December 31, 2018

Royalties	643,193	27,133	10,002	12,180	-	15,215	707,723
Streams	269,257	181,681	3,524	-	85,544	66,404	606,410
Offtakes	58,145	-	8,904	-	33,486	-	100,535

	970,595	208,814	22,430	12,180	119,030	81,619	1,414,668

	(i) 96% of net interests from North America are located in Canada and the United States as at December 31, 2019 (97% as at December 31, 2018).

Exploration, evaluation and development of mining projects

The assets and expenses related to the exploration, evaluation and development of mining projects are almost exclusively located in Canada, and are detailed as follow as at and for the years ended December 31, 2019 and 2018:

	2019	2018
	$	$
Net assets (as at December 31)

Mining interests, plant and equipment	333,778	-
Exploration and evaluation assets	42,949	95,002
	376,727	95,002
Expenses (for the years ended December 31)

Exploration and evaluation	191	183
Impairment of exploration and evaluation assets	49,985	-
	50,176	183

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Related Party Transactions

During the years ended December 31, 2019 and 2018, the following amounts were invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices and are reflected as a reduction of general and administrative expenses and business development expenses in the consolidated statements of loss:

	2019	2018
	$	$
Amounts invoiced to associates as a reduction of:
General and administrative expenses	973	1,409
Business development expenses	2,371	3,749
Total amounts invoiced to associates	3,344	5,158

An amount of $0.5 million (including sales taxes) is receivable from associates and included in amounts receivable as at December 31, 2019 ($3.2 million as at December 31, 2018).

As at December 31, 2019, the Company has a total of $8.8 million receivable from an associate for a bridge loan financing (interest rate of 8.25%) and a working capital facility (interest rate of 12.5%) with a maturity date of June 30, 2020. The amounts receivable are included in other investments on the consolidated balance sheets.

In 2019, interest revenues of $0.9 million ($0.5 million in 2018) were accounted for with regards to notes receivable from associates. As at December 31, 2019, interests receivable from associates of $0.9 million are included in amounts receivable ($1.7 million as at December 31, 2018). In 2019, interests receivable of $1.8 million from two notes issued to Falco were converted into common shares of Falco.

In 2019, two notes receivable from Falco amounting to $20.0 million were applied against the first installment of a secured silver stream credit facility.

Additional transactions with related parties are described under the sections: Acquisition of Barkerville Gold Mines; Credit bid transaction - Renard diamond mine; Orion Transaction, Portfolio of Royalty, Stream and Other Interests; and Equity Investments.

Contractual Obligations and Commitments

Investments in royalty and stream interests

Company	Project (asset)	Installments	Triggering events

Aquila Resources Inc.	Back Forty project	US$10.0 million	Positive construction decision.
	(gold stream)	US$30.0 million	First drawdown on debt finance facility.

Falco Resources Ltd.	Horne 5 project (silver stream)	$20.0 million	Receipt of all necessary material third-party approvals, licenses, rights of way and surface rights on the property.
		$35.0 million	Receipt of all material construction permits, positive construction decision, and raising a minimum of $100.0 million in non-debt financing.
		$60.0 million	Upon total projected capital expenditure having been demonstrated to be financed.
		$40.0 million (optional)	Payable with fourth installment, at sole election of Osisko, to increase the silver stream to 100% of payable silver (from 90%).

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Offtake and stream purchase agreements

The following table summarizes the significant commitments to pay for gold, silver and diamonds to which Osisko has the contractual right pursuant to the associated precious metals and diamond purchase agreements:

	Attributable payable production to be purchased			Per ounce/carat cash payment (US$)			Term of agreement	Date of contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond
Amulsar stream(1),(8)	4.22%	62.5%		$400	$4		40 years	November 2015
Amulsar offtake(2),(8)	81.91%			Based on quotational period			Until delivery of 2,110,425 ounces Au	November 2015
Back Forty stream	18.5%(3)	75%		30% spot price (max $600)	$4		Life of mine	March 2015
Mantos Blancos stream(4)		100%			8% spot		Life of mine	September 2015 Amended Aug. 2019
Renard stream(5)			9.6%			Lesser of 40% of sales price or $40	40 years	July 2014 Amended Oct. 2018
Sasa stream(6)		100%			$5		40 years	November 2015
Gibraltar stream(7)		75%			$2.75		Life of mine	March 2018

(1) Stream capped at 89,034 ounces of gold and 434,093 ounces of silver delivered.  Subject to multiple buy-down options: 50% for $34.4 million and $31.3 million on 2nd and 3rd anniversary of commercial production, respectively.

(2) Offtake percentage will increase to 84.87% if Lydian elects to reduce the gold stream as outlined above. The Amulsar offtake applies to the sales from the first 2,110,425 ounces of refined gold, of which 1,853,751 ounces are attributable to OBL (less any ounces delivered pursuant to the Amulsar stream).

(3) The gold stream will be reduced to 9.25% after the delivery of 105,000 gold ounces.

(4) The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 40%.

(5) The stream term shall be automatically extended beyond the initial term for successive 10-year periods. The Renard stream was amended in October 2018.

(6) The stream term shall be automatically extended beyond initial term for successive 10-year periods.  3% or consumer price index (CPI) per ounce price escalation after 2016.

(7) Under the silver stream, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered. Osisko will receive from Taseko an amount equal to 100% of Gibco's share of silver production, which represents 75% of Gibraltar mine's production, until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco's share of silver production thereafter.

(8) As at December 31, 2019, Lydian International Limited, the owner of the Amulsar project, was granted protection under the Companies' Creditors Arrangement Act.

Financial liabilities

As at December 31, 2019, all financial liabilities to be settled in cash or by the transfer of other financial assets mature within 90 days, except for the convertible debentures, the revolving credit facility and the lease liabilities, which are described below:

	Amount payable		Estimated annual payments
	at maturity	Maturity	2020	2021	2022	2023	2024	2025-2029
	$		$	$	$	$	$

Conv. debenture (2016)	50,000	February 12, 2021	2,005	50,236	-	-	-	-
Conv. debentures (2018)	300,000	December 31, 2022	12,000	12,000	312,000	-	-	-
Lease liabilities	10,126	December 31, 2029	1,256	1,256	1,256	1,261	1,284	6,422
Revolving credit facility(i)	19,482	November 14, 2023	2,630	2,630	2,630	21,773	-	-
	379,608		17,891	66,122	315,886	23,034	1,284	6,422

(i) The interest payable is based on the actual interest rate as at December 31, 2019.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Foreign exchange contracts

During the year December 31, 2019, the Company entered into foreign exchange contracts (collar options) to sell U.S. dollars and buy Canadian dollars for a total nominal amount of US$12.0 million. The contracts were put in place to protect revenues in Canadian dollars (from the sale of gold ounces received from royalty interests which are denominated in U.S. dollars) from a stronger Canadian dollar. The fair value of the contracts is booked at each reporting period on the consolidated balance sheets. As at December 31, 2019, there were no foreign exchange contracts outstanding.

Off-balance Sheet Items

There are no significant off-balance sheet arrangements.

Outstanding Share Data

As of February 19, 2020, 157,595,427 common shares were issued and outstanding. A total of 4,917,924 share options and 5,480,000 warrants were outstanding to purchase common shares. A convertible debenture of $50.0 million with Ressources Québec entitles the holder to convert the debenture, at its option, into 2,620,545 common shares of the Company (conversion price of $19.08) at any time during the term of the debenture. Convertible senior unsecured debentures of $300.0 million are outstanding and convertible at the holder's option into Osisko common shares at a conversion price of $22.89 per common share, representing a total of 13,106,160 common shares if all the debentures were converted.

Subsequent Events to December 31, 2019

Dividends

On February 19, 2020, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on April 15, 2020 to shareholders of record as of the close of business on March 31, 2020.

Risks and Uncertainties

The Company is a royalty, stream, and offtake interests holder and investor that operates in an industry that is dependent on a number of factors that include environmental, legal and political risks, the discovery of economically recoverable resources and the conversion of these mineral resources to mineral reserves and the ability of third-party partners to maintain an economic production. An investment in the Company's securities is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in Osisko's most recent Annual Information Form and the other information filed with the Canadian securities regulators and the U.S Securities and Exchange Commission ("SEC") as well as the additional risks listed below before investing in the Company's securities. If any of such described risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and investors may lose a significant proportion of their investment.

There are important risks which management believes could impact the Company's business. For information on risks and uncertainties, please also refer to the Risk Factors section of Osisko's most recent Annual Information Form filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and the additional risks listed below.

Osisko may be unable to successfully integrate the businesses of Osisko and Barkerville and realize the anticipated benefits of the Arrangement.

The acquisition of Barkerville is expected to strengthen the position of each entity in the mining exploration industry and to, among other things, combine the assets of both companies to realize certain benefits. Achieving the benefits of the transaction depends in part on the ability of the Osisko to (i) effectively fund and develop its mining projects even as market conditions remain challenging for gold exploration and development companies, (ii) capitalize on its scale, (iii) realize the anticipated capital and operating synergies, (iv) profitably sequence the growth prospects of its asset base, (v) maximize the potential of its improved growth opportunities, and (vi) maximize capital funding opportunities. A variety of factors, including those risk factors set forth in Barkerville's Management Information Circular dated October 15, 2019 (filed on www.sedar.com) may adversely affect the ability of Osisko and Barkerville to achieve the anticipated benefits of the transaction which could adversely affect the share price of Osisko shares.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

There are risks related to the integration of the existing businesses of Osisko and Barkerville.

The ability to realize the benefits of the acquisition of Barkerville including, among other things, those set forth in Barkerville's Management Information Circular dated October 15, 2019 (filed on www.sedar.com) under the heading "The Arrangement - Reasons for the Osisko Board and Barkerville Board Recommendations", will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner. This integration will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities of Osisko following completion of the acquisition, and from operational matters during this process which may result in a material adverse effect on the profitability, results of operations and financial condition of Osisko.

The Company’s Cariboo Gold project is subject to risks associated with mine development, which may result in delays in advancement of the project and unanticipated costs.

Risks and uncertainties inherent in all mining projects include the accuracy of mineral reserve and resource estimates, metallurgical recoveries, geotechnical and other technical assumptions, capital and operating costs and future commodity prices. Unforeseen circumstances, including those related to the size and grade of the mineralization at the development site, technological impediments to extraction and processing, legal requirements, governmental intervention, infrastructure limitations, environmental issues, local community relations or other events, could result in Cariboo Gold project becoming uneconomic. Also, actual costs and economic returns may differ materially from the Company’s estimates or the Company could fail or be delayed in obtaining the governmental permits and approvals necessary for execution of a project, in which case, the project may not proceed either on its original timing or at all.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the "CEO") and the Chief Financial Officer (the "CFO") of the Company are responsible for establishing and maintaining the Company's disclosure controls and procedures ("DCP") including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company's management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

The Company's management, including the CEO and the CFO, are responsible for establishing and maintaining adequate internal control over financial reporting ("ICFR") for the Company to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The fundamental issue is ensuring all transactions are properly authorized and identified and entered into a well-designed, robust and clearly understood accounting system on a timely basis to minimize risk of inaccuracy, failure to fairly reflect transactions, failure to fairly record transactions necessary to present financial statements in accordance with IFRS, unauthorized receipts and expenditures, or the inability to provide assurance that unauthorized acquisitions or dispositions of assets can be detected.

The CEO and CFO have also evaluated the effectiveness of the Company's ICFR as required by National Instrument 52-109 issued by the Canadian Securities Administrators and rules 13a-15 and 15d-15 under the Exchange Act based on the framework and criteria established in Internal Control - Integrated Framework (2013) as issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on this evaluation, the CEO and CFO concluded that the Company's ICFR was effective as of December 31, 2019.

On November 21, 2019, the Company completed its acquisition of Barkerville. Accordingly, the acquired assets and liabilities of Barkerville are included in our consolidated balance sheet as of December 31, 2019 and the results of its operations and cash flows are reported in our consolidated statements of loss and cash flows from November 21, 2019 to December 31, 2019. We have elected to exclude Barkerville from the Company's assessment of internal control over financial reporting as of December 31, 2019.  Barkerville represented approximately 9.9% of the consolidation total assets and had no revenues for the year ended December 31, 2019.

The Company's ICFR may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions or deterioration in the degree of compliance with the Company's policies and procedures.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

The CEO and CFO have evaluated whether there were changes to the ICFR during the year ended December 31, 2019 that have materially affected, or are reasonably likely to materially affect, the ICFR. No such changes were identified through their evaluation.

The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP, have audited the  Company's consolidated financial statements for the year ended December 31, 2019 and have issued an audit report dated February 19, 2020 on the Company's ICFR based on the framework and criteria established in Internal Control - Integrated Framework (2013) as issued by COSO of the Treadway Commission.

Basis of Presentation of Consolidated Financial Statements

The consolidated financial statements for the year ended December 31, 2019 have been prepared in accordance with the IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in the consolidated financial statements are consistent with those of the previous financial year, except for the adoption of amendments to accounting standards and new accounting standards, which are presented below.

The significant accounting policies of Osisko are detailed in the notes to the audited consolidated financial statements for the year ended December 31, 2019, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Amendments to IFRS 3 Business Combinations

On October 22, 2018, the IASB issued amendments to the guidance in IFRS 3 Business Combinations. Under the amendments, the definition of a business is amended and requires an acquisition to include an input and a substantive process that together significantly contribute to the ability to create outputs. The definition of the term "outputs" is also amended to focus on goods and services provided to customers, generating investment income and other income, and it excludes returns in the form of lower costs and other economic benefits. IFRS 3 also introduces an optional fair value concentration test. The amendments, which were effective at the latest for acquisitions completed by the Company after January 1, 2020, were early adopted on January 1, 2019.

New accounting standard - IFRS 16 Leases

On January 1, 2019, the Company adopted IFRS 16 Leases. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, which is the customer ("lessee") and the supplier ("lessor"). IFRS 16 replaces IAS 17 Leases, and related interpretations. All leases result in the lessee obtaining the right to use an asset at the start of the lease and incurring a financing obligation corresponding to the lease payments to be made over time. Accordingly, for lessees, IFRS 16 eliminates the classification of leases as either operating leases or finance leases as was required by IAS 17 and, instead, introduces a single lessee accounting model.

Applying that model, a lessee is required to recognize:

i) assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value; and

ii) amortization of lease assets separately from interest on lease liabilities in the statement of loss.

Management has reviewed all of the Company's leasing arrangements in light of the requirements of IFRS 16. The standard affects primarily the accounting for the Company's operating leases.

The Company applied the simplified transition approach and, consequently, did not restate comparative figures for 2018. Right-of-use assets and related lease liabilities were recognized on January 1, 2019 for non-cancellable operating lease commitments that amounted to $13.0 million.

The Company applies the exceptions for short-term leases and, as such, short-term leases for which commitments amounted to approximately $0.6 million as at December 31, 2018 continue to be recognized on a straight-line basis as general and administrative expense in the consolidated statement of loss.

Right-of-use assets for property leases were measured on transition as if the new standard had been applied since the respective leases' commencement date but using the Company's incremental borrowing rate of 4.79% as at January 1, 2019.

The Company recognized right-of-use assets of $9.4 million on January 1, 2019 (presented under mining interests and plant and equipment on the consolidated balance sheet), lease liabilities of $10.0 million and deferred tax assets of $0.1 million. Overall, net assets were approximately $0.4 million lower, and net current assets were $0.7 million lower due to the presentation of a portion of the lease liability as a current liability. Since January 1, 2019, payments attributed to the principal portion of the lease liabilities are classified as cash flows from financing activities.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

The Company's activities as a lessor are not material.

New accounting standard - IFRIC 23, Uncertainty over Income Tax Treatments

On January 1, 2019, the Company adopted IFRIC 23, Uncertainty over Income Tax Treatments. IFRIC 23 explains how to recognize and measure deferred and current income tax assets and liabilities where there is uncertainty over a tax treatment. In particular, it discusses how to determine the appropriate unit of account, and that each uncertain tax treatment should be considered separately or together as a group, depending on which approach better predicts the resolution of the uncertainty, that the entity should assume a tax authority will examine the uncertain tax treatments and have full knowledge of all related information, ie that detection risk should be ignored, that the entity should reflect the effect of the uncertainty in its income tax accounting when it is not probable that the tax authorities will accept the treatment, that the impact of the uncertainty should be measured using either the most likely amount or the expected value method, depending on which method better predicts the resolution of the uncertainty, and that the judgements and estimates made must be reassessed whenever circumstances have changed or there is new information that affects the judgements. The adoption of IFRIC 23 had no impact on the consolidated financial statements for the year ended December 31, 2019.

Critical Accounting Estimates and Judgements

Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. The determination of estimates requires the exercise of judgement based on various assumptions and other factors such as historical experience and current and expected economic conditions.  Actual results could differ from those estimates.

Critical accounting estimates and assumptions as well as critical judgements in applying the Company's accounting policies are detailed in the audited consolidated financial statements for the year ended December 31, 2019, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Financial Instruments

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like discounted cash flows, the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2019, filed on SEDAR at www.sedar.com, EDGAR at www.sec.gov and on Osisko's website at www.osiskogr.com.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Non-IFRS Financial Performance Measures

The Company has included certain non-IFRS measures including "Adjusted Earnings" and "Adjusted Earnings per basic share" to supplement its consolidated financial statements, which are presented in accordance with IFRS.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-IFRS measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Adjusted Earnings and Adjusted Earnings per Basic Share

"Adjusted earnings" is defined as "Net loss" adjusted for certain items: "Foreign exchange gain (loss)", "Impairment of assets", "Gains (losses) on disposal of exploration and evaluation assets", "Unrealized gain (loss) on investments", "Impairment on financial assets and investments in associates", "Share of loss of associates", "Deferred income tax expense (recovery)" and other unusual items such as transaction costs.

Adjusted earnings per basic share is obtained from the "adjusted earnings" divided by the "Weighted average number of common shares outstanding" for the period.

	Three months ended December 31,		Years ended December 31,
	2019	2018	2019	2018
(in thousands of dollars, except per share amounts)	$	$	$	$

Net loss	(155,175)	(113,882)	(234,195)	(105,587)

Adjustments:
Impairment of assets	148,600	166,316	248,300	166,316
Impairment of an investment in associate	-	-	12,500	-
Foreign exchange loss (gain)	756	(385)	1,901	179
Unrealized loss (gain) on investments	27,357	(1,018)	31,161	(2,598)
Share of loss of associates	7,521	2,455	22,209	9,013
Deferred income tax recovery	(19,930)	(40,454)	(41,197)	(35,970)
Costs related to the acquisition of Barkerville	1,216	-	1,216	-

Adjusted earnings	10,345	13,032	41,895	31,353

Weighted average number of common shares outstanding (000's)	149,912	156,336	151,266	156,617

Adjusted earnings per basic share	0.07	0.08	0.28	0.20

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Forward-looking Statements

Certain statements contained in this MD&A may be deemed "forward-looking statements" within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Osisko expects to occur including management's expectations regarding Osisko's growth, results of operations, estimated future revenues, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on gold, silver, diamonds, other commodities and currency markets are forward-looking statements. In addition, statements (including data in tables) relating to mineral reserves and resources and gold equivalent ounces are forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, and no assurance can be given that the estimates will be realized. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", "scheduled" and similar expressions or variations (including negative variations), or that events or conditions "will", "would", "may", "could" or "should" occur including, without limitation, the performance of the assets of Osisko, the estimate of gold equivalent ounces to be received in 2020, the realization of the anticipated benefits deriving from Osisko's investments and transactions, and Osisko's ability to seize future opportunities.  Although Osisko believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Osisko, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation:  fluctuations in the prices of the commodities that drive royalties, streams, offtakes and investments held by Osisko; fluctuations in the value of the Canadian dollar relative to the U.S. dollar; regulatory changes by national and local governments, including permitting and licensing regimes and taxation policies; regulations and political or economic developments in any of the countries where properties in which Osisko holds a royalty, stream or other interest are located or through which they are held; risks related to the operators of the properties in which Osisko holds a royalty, stream or other interests; the unfavorable outcome of litigation relating to any of the properties in which Osisko holds a royalty, stream or other interests; business opportunities that become available to, or are pursued by Osisko; continued availability of capital and financing and general economic, market or business conditions; litigation; title, permit or license disputes related to interests on any of the properties in which Osisko holds a royalty, stream or other interest; development, permitting, infrastructure, operating or technical difficulties on any of the properties in which Osisko holds a royalty, stream or other interest; rate and timing of production differences from resource estimates or production forecasts by operators of properties in which Osisko holds a royalty, stream or other interest; risks and hazards associated with the business of exploring, development and mining on any of the properties in which Osisko holds a royalty, stream or other interest, including, but not limited to unusual or unexpected geological and metallurgical conditions, slope failures or cave-ins, flooding and other natural disasters or civil unrest or other uninsured risks, and the integration of acquired assets. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Osisko holds a royalty, stream or other interest by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; the Company's ongoing income and assets relating to determination of its PFIC status; no adverse development in respect of any significant property in which Osisko holds a royalty, stream or other interest; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. For additional information on risks, uncertainties and assumptions, please refer to the Annual Information Form of Osisko filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov which also provides additional general assumptions in connection with these statements.  Osisko cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Osisko believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. These statements speak only as of the date of this MD&A. Osisko undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required by applicable law.

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Cautionary Note to U.S. Investors Regarding the Use of Mineral Reserve and Mineral Resource Estimates

Osisko is subject to the reporting requirements of the applicable Canadian securities laws, and as a result reports its mineral reserves according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101, Standards of Disclosure for Mineral Properties ("NI 43-101"). The definitions of NI 43-101 are adopted from those given by the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM"). U.S. reporting requirements are currently governed by the SEC's Industry Guide 7 ("Guide 7"). This MD&A includes estimates of mineral reserves and mineral resources reported in accordance with NI 43-101. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, under Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Consequently, the definitions of "Proven Mineral Reserves" and "Probable Mineral Reserves" under CIM standards differ in certain respects from the standards of Guide 7. Osisko also reports estimates of "mineral resources" in accordance with NI 43-101. While the terms "Mineral Resource," "Measured Mineral Resource," "Indicated Mineral Resource" and "Inferred Mineral Resource" are recognized by NI 43-101, they are not defined terms under Guide 7 and, generally, U.S. companies reporting pursuant to Guide 7 are not permitted to report estimates of mineral resources of any category in documents filed with the SEC. As such, certain information contained in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and mineral resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the SEC pursuant to Guide 7. Readers are cautioned not to assume that all or any part of Measured Mineral Resources or Indicated Mineral Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable. Further, an "Inferred Mineral Resource" has a great amount of uncertainty as to its existence and as to its economic and legal feasibility, and a reader cannot assume that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies.

(Signed) Sean Roosen Sean Roosen Chair and Chief Executive Officer February 19, 2020	(Signed) Elif Lévesque Elif Lévesque Vice President, Finance and Chief Financial Officer

Osisko Gold Royalties Ltd	Management’s Discussion and Analysis
2019 – Annual Report

Corporate Information

Corporate Office	Osisko Bermuda Limited
1100 av. des Canadiens-de-Montréal	Cumberland House
Suite 300	1 Victoria Street
Montréal, Québec, Canada H3B 2S2	Hamilton HM11
Tel.: (514) 940-0670	Bermuda
Fax: (514) 940-0669	Tel.: (441) 824-7474
Email: info@osiskogr.com	Fax: (441) 292-6140
Web site: www.osiskogr.com
Michael Spencer, Managing Director

Directors	Officers
Sean Roosen, Chair and Chief Executive Officer	Sean Roosen, Chair and Chief Executive Officer
Joanne Ferstman, Lead Director	Sandeep Singh, President
Françoise Bertrand	Luc Lessard, Senior Vice President, Technical Services
John Burzynski	Elif Lévesque, Vice President, Finance and Chief
Christopher C. Curfman	Financial Officer
Pierre Labbé	André Le Bel, Vice President, Legal Affairs and
Charles E. Page	Corporate Secretary
Frédéric Ruel, Vice President and Corporate Controller
François Vézina, Vice President, Technical Services

Qualified Person (as defined by NI 43-101)
Guy Desharnais, Director of Mineral Resources Evaluation

Exchange listings

Toronto Stock Exchange

- Common shares:  OR

- Warrants:  OR.WT (Exercise price: $36.50 / Expiry date: March 5, 2022)

- Convertible debentures:  OR.DB (Conversion price: $22.89 / Maturity date: December 31, 2022)

New York Stock Exchange

- Common shares:              OR

Dividend Reinvestment Plan

Information available at http://osiskogr.com/en/dividends/drip/

Transfer Agents

Canada: AST Trust Company (Canada)

United States of America: American Stock Transfer & Trust Company, LLC

Auditors

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l.